                                                                    Exhibit 99.1

ANNUAL REPORT
for the year ended
31 December 2000


        [LOGO]
brightstation.
technology born for business

                              Bright Station plc

CONTENTS

1    Chairman's Statement

3    Report of the Chief Executive Officer

4    Operating and Financial Review

8    Corporate Governance and Internal Financial Control

11   Report of the Remuneration Committee

13   Report of the Directors

16   Statement of Directors' Responsibilities

17   Report of the Auditors

19   Consolidated Profit and Loss Account

20   Consolidated Statement of Total Recognised Gains and Losses

21   Consolidated Balance Sheet

22   Company Balance Sheet

23   Consolidated Cash Flow Statement

24   Reconciliation of Net Cash Flow to movement in Net Funds (Debt)

25   Notes to the Financial Statements

64   Five Year Financial Summary

65   Accounting Glossary

66   Notice of Annual General Meeting

68   Shareholder Contacts

70   Information for Investors

                              Bright Station plc

                             CHAIRMAN'S STATEMENT

On 30 April 2001, the Company announced a radical reorganisation of its operations and capital structure. The reorganised Company will operate as a focused, "pure play" knowledge management business, under the leadership of David Jefferies, Stephen Hill and Simon Canham. The Company will be renamed Smartlogik Group plc and I and the other members of the Bright Station Board (other than Robert Lomnitz, who will continue to serve as an Executive Director) will step down. I now am happy to report that as a result of the proposed Placing and Open Offer, and subject to shareholder approval and completion, the Company has secured sufficient funding to implement the restructuring and secure the future of Smartlogik Group plc.

As you will remember, following the disposal of the Information Services Division ("ISD") to Thomson Corporation in May 2000 and the repayment of its outstanding indebtedness, the Company was restructured as a technology infrastructure business. At that time, the strategy of Bright Station was to utilise the Group's proprietary search, structuring and e-commerce technologies to build early stage technology businesses. It was intended to supplement Bright Station's limited internal capital by taking advantage of what the Board then perceived to be a substantial outside market for investment capital in such early stage technologies.

During the year, revenues fell short of expectations, and in an effort to drive revenues, costs were accelerated. This adversely impacted on the Group's cash position, and in response the Group actively sought additional external financing. However, the market for outside investment in businesses like those of the Group moved dramatically away from Bright Station's requirements. It was not possible to attract outside investment into Bright Station itself, or into any of its operating subsidiaries. In particular, an advanced initiative to bring outside capital into WebTop failed in mid-year and an attempt to float Smartlogik had to be postponed. Other initiatives to secure external funding similarly failed, despite great effort on the part of the Bright Station management.

As a result of the increased cash demands of the business and the failure to secure further external funding the Board was required to adjust its underlying business models and forecasts several times throughout the year. As a result, the year 2000 was difficult and disappointing.

On 28 February, the Board confirmed that it would continue to review options to ensure that additional capital was available for further investment in the business and to take whatever action was necessary to ensure that the Group continued to operate within its available cash resources. On 30 April, the Board announced its conclusion that, given its cash constraints, shareholder value would be best served by repositioning the Company as a focused, `pure play', knowledge management business through its Smartlogik subsidiary (incorporating WebTop) and that it had decided to rationalise immediately the e-commerce business of the Group by the sale or closure of Sparza and OfficeShopper, and to reduce corporate overheads. On 31 May, the Board made a preliminary announcement of its proposed Placing and Open Offer and on 13 June issued a Circular and Notice of an Extraordinary General Meeting of Shareholders with respect to the proposed transaction.

Smartlogik (including WebTop)

Smartlogik is a leading provider of search and categorisation solutions, enabling unstructured information to be presented and accessed with a high degree of precision and relevance. Smartlogik's principal customers are users and developers of corporate intranets and portals in the USA and Europe, either directly or in conjunction with a growing number of strategic partners.

During the year 2000, an experienced senior management team was recruited to manage the business. That team is led by Stephen Hill, CEO, formerly Managing Director (Europe) of Inktomi Corporation, and Simon Canham, CFO, formerly FD of Ridgeway Systems and Software. They are supported by David Jefferies, Chairman, formerly Chairman of National Grid Group plc, and Jim Bair, Non-executive Director, Senior Vice President of Strategy Partners International.

The technologies that underpin Smartlogik's product range, Muscat Discovery and Muscat Structure, are being supplemented with applications and templates geared to the specific needs of vertical markets. With the incorporation of WebTop into Smartlogik, Smartlogik has secured a client-based desktop `drag and drop' search engine tool to include in its product line. These developments are aimed at ensuring that the Company remains at the forefront of technology in the knowledge management market.

                              Bright Station plc

Smartlogik has developed a strong and growing client list, including such names as the BBC, Yell, Virgin Group, the Department of Trade & Industry, NASA and Thomson Corporation. Smartlogik currently has more than 100 customers.

In addition, during the year and subsequently, Smartlogik has announced important distribution partnership agreements with Norcontrol, Germinus and Horizon, and enjoys a technology partnership with Fujitsu.

eCommerce

Following its announced business strategy at the time of the ISD disposal, the Company invested substantially in the expansion of the Sparza sales and marketing teams and the development of the Sparza technology, including the purchase of the boo.com technology. Nevertheless, as the year progressed, it became clear that the short to medium term industry growth projections regarding e-commerce would not be met and that retailer spending on infrastructure would reduce or be delayed. As a result, the financial performance of the eCommerce division was below expectations which accelerated the need for external funding and exacerbated the difficulty in securing such funding.

Similarly with OfficeShopper, although a management structure and a customer base were built during the year, neither could be sustained to profitability without outside funding, which was not forthcoming in the prevailing market.

Ventures

Towards the end of the year, it became clear that the climate for early stage technology investment was changing and that there was insufficient cash in the Company to sustain the Company's strategy for a meaningful Ventures division. Accordingly, the division reduced in size and at the year end took a provision of (Pounds)1.2 million against the investments held by the division. Focus then switched to supporting the Company's existing businesses, particularly Smartlogik, both operationally and in terms of assisting in the various fundraising initiatives.

With the benefit of hindsight, it is now clear that in light of the deteriorating market conditions for early stage technology companies, the Bright Station model was untimely. Nevertheless, I can assure you that the Board's judgements were made in good faith, based on the information available to it at the time.

The efforts of management and staff throughout this difficult period have been extraordinary. Short staffing in all departments, limited cash resources, and a constant need to amend the business plan to meet the requirements of a shifting and deteriorating market, resulted in long hours and heavy pressures upon management and staff at all levels. For this great effort, I thank each of our employees and wish them well in the future.

To our shareholders, I thank you for your patience and support. The present Board has organised a fresh start for the Company under a new management and Board, with a new focus on a `pure play' knowledge management business, and with an augmented capital structure. We believe - and I note that we too are shareholders - that, as restructured, the Company is a company of potential and that its management, if adequately funded and free from legacy issues associated with the current Bright Station structure, is capable of delivering value for shareholders.


/s/ Allen L. Thomas

Allen L. Thomas,
Chairman

13  June 2001

                              Bright Station plc

                     REPORT OF THE CHIEF EXECUTIVE OFFICER

Dear Shareholder,

2000 was a year of considerable change and development with the sale of the Information Services Division to Thomson, the simultaneous restructuring as a technology infrastructure group, and the more recent focus on the `pure play' knowledge management business.

It has clearly been a challenging year for an investment focused technology company against the backdrop of the volatile capital markets. However, the infrastructure developed throughout 2000 has provided Smartlogik with a solid foundation of technology solutions, international presence and quality management. The Company is now well placed to take advantage of the multi-billion dollar knowledge management marketplace.

I have great faith in the Smartlogik management team for delivering shareholder value and growth over the coming years and therefore feel comfortable, indeed enthusiastic, in stepping down from my role as CEO to allow the Company to fulfil its considerable promise in the public arena. As a significant shareholder myself, I am banking on it.

Yours sincerely,


/s/ Dan Wagner

Dan Wagner
CEO
12 June 2001

                              Bright Station plc

                        OPERATING AND FINANCIAL REVIEW

Summary
On 4 May 2000, the Company completed the disposal of its Information Services Division (ISD) to Thomson Corporation for $275 million ((Pounds)176 million) and raised a further (Pounds)27.9 million through equity subscription. The results for the year therefore include the operating results of ISD, for the first four months of the year amounting to revenues of (Pounds)49.1 million and a loss on disposal of (Pounds)101.7 million. The proceeds from the disposal were used to repay the Company's indebtedness in its entirety such that no interest has been payable for the continuing operations after May 2000 and the majority of interest receivable of (Pounds)762,000 for the year arose after that date.

Following the disposal of ISD, the Company was restructured as a technology infrastructure business focused on the remaining eCommerce and Web Solutions Divisions. In addition, the Company established a new investment business, Bright Station Ventures, to invest in and assist promising Internet and eCommerce start-ups, leveraging the Company's leading edge technologies, management experience and capital.

Turnover

Group turnover of (Pounds)57.6 million has fallen significantly compared with reported turnover in 1999 of (Pounds)174.5 million. The decrease was driven by the disposal of ISD, which contributed (Pounds)165.1 million in revenues in 1999.

Information Services Division
This division, sold to Thomson on 4 May 2000, represented the core online information business offered to information professionals and end-users.

Web Solutions Division
This division is the "search and structure" technology division. It owns the intellectual property rights for the Company's proprietary InfoSort (now renamed Muscat Discovery) automatic indexing and Muscat probabilistic search technologies. The focus of the division is to leverage these technology assets individually or together in the form of various commercial applications such as its WebTop Internet search engine and Smartlogik's suite of knowledge management solutions.

Turnover of (Pounds)5.9 million for 2000 shows a 25% decrease against turnover in 1999 of (Pounds)7.9 million. The main reason for the decrease is that in 1999 the division entered into a strategic partnership with Fujitsu and received revenue from Fujitsu for a technology licence of (Pounds)4.0 million. Other revenues in WSD during 2000 arose from the Company's contracts with the British Broadcasting Corporation (BBC) and Department of Trade and Industry (DTI) as well as ongoing sales of Smartlogik's suite of knowledge management solutions.

eCommerce division (eCD)
Following on from the Company's acquisition of Write Works Limited in November 1998, the division consists of OfficeShopper, one of the UK's first fully integrated online providers of over 40,000 office products and Sparza, a business created to exploit the Group's proprietary e-transaction processing technologies in order to create an infrastructure solution geared towards the growing number of e-tailers.

Turnover in 2000 for OfficeShopper and Sparza amounted to (Pounds)1.6 million (1999: (Pounds)918,000) and (Pounds)852,000 (1999: (Pounds)484,000)
respectively. OfficeShopper was initially limited by the cash constraints under which the Company was operating with the result that very little cash was made available for sales and marketing expenditure. Following the disposal of ISD, a new management team was recruited and OfficeShopper refocused its activities through the acquisition of Fairway in July 2000, a bricks and mortar office supplies retailer which was integrated into the OfficeShopper platform by the year end.

                              Bright Station plc

For Sparza, 2000 was expected to be a fairly modest year in terms of revenue growth as management focused on consolidating and growing its technical resources. Sparza generated revenues of (Pounds)852,000 in 2000 (1999:
(Pounds)484,000).

Following the decision by management in April 2001 to refocus the activities of the Group on WSD, the decision has been taken to curtail the eCommerce division. The OfficeShopper assets, brand name and customer list were sold and the Sparza operations are in the process of being closed.

Geographical analysis of turnover

ISD had operations and offices throughout the United States, Europe and Asia. Following the disposal of ISD to Thomson, substantially all of the Company's revenues have been generated in the United Kingdom. However, Smartlogik has invested in the development of its US and European operations and is confident that these markets will be further developed in 2001.

Cost of sales

Cost of sales decreased from (Pounds)68.2 million in 1999 to (Pounds)24.1 million in 2000 although cost of sales for continuing operations increased from (Pounds)1.3 million in 1999 to (Pounds)2.0 million in 2000.

Cost of sales within ISD consisted primarily of royalties paid by the Company to content publishers, whose information is downloaded by a user through the Company's services.

Cost of sales for WSD is much lower than ISD as technology-based sales, which consist of licence fees and royalties, have minimal associated direct costs.

Costs of sales within eCD relate solely to the costs of goods sold by OfficeShopper. Sales made by Sparza have negligible associated direct costs.

Distribution costs

Distribution costs consist of salaries and commissions paid to sales staff and account managers, travel and entertainment and similar expenses incurred by sales personnel, and marketing expenses, including advertisements, marketing literature and trade shows.

Distribution costs decreased from (Pounds)22.1 million in 1999 to (Pounds)10.3 million in 2000 largely due to the disposal of ISD. Distribution costs for continuing operations increased by 131% from (Pounds)1.1 million in 1999 to (Pounds)2.6 million in 2000 reflecting the increased investment in sales and marketing personnel throughout all of the Group's continuing businesses.

Administrative expenses

Administrative expenses consist of all facilities costs, remuneration for all employees other than persons directly involved in selling or account management, and operating expenses for ISD's data centres (other than telecommunications and processing charges included in cost of sales as described above). Additionally, following the change of accounting policy discussed below, administrative expenses also include all product development costs.

Administrative expenses decreased from (Pounds)55.8 million in 1999 to (Pounds)37.7 million in 2000 primarily due to the disposal of ISD. Administrative expenses for continuing operations increased by 164% from (Pounds)8.3 million in 1999 to (Pounds)21.9 million in 2000, reflecting the increased headcount (and associated costs such as facilities) across all of the Group's continuing businesses. Development expenses for Sparza also increased significantly during the year.

Amortisation of product development costs/goodwill

Historically it has been the Group's policy to capitalise costs associated with the development of the host computer systems and the development of new products. Following the disposal of ISD, the Group's business comprised the eCommerce, Web Solutions and Ventures divisions. In recognition of

                              Bright Station plc
the fact that these divisions are not mature and in light of changing industry practice, the Group decided to change its accounting policy such that development costs associated with these divisions are expensed to the profit and loss account as incurred.

The results for 2000 have been prepared on this revised basis, while the results for 1999 have been restated to reflect this change in policy.

In addition, following a review of the performance of OfficeShopper during the year, the Company has made an exceptional provision of (Pounds)4.1 million against the remaining carrying value of goodwill associated with the Write Works acquisition. As noted above, the OfficeShopper assets, brand name and customer list were sold in May 2001.

Amounts written off investments

Amounts written off investments in 2000 totalled (Pounds)1.9 million, a decrease of 55% on 1999's charge of (Pounds)4.6 million. The charge for 2000 represents a provision against the carrying value of its portfolio of minority investments arising following the significant change in market conditions and sentiment towards early stage Internet companies.

Exceptional items

On 4 May 2000, the Company disposed of ISD realising a loss on disposal of (Pounds)101.7 million. This loss on disposal takes into account the write-back of goodwill arising on the acquisition of Knight-Ridder Information, Inc. (KRII) amounting to (Pounds)227.9 million that had previously been written off to reserves.

Interest receivable and interest payable

Net interest payable of (Pounds)6.6 million relates almost exclusively to interest paid on both senior and high-yield debt taken out at the time of the acquisition of KRII. The net proceeds of the sale of ISD on 4 May 2000 were used to repay these balances in full.

Interest receivable of (Pounds)762,000 relates to interest earned on cash deposits.

Taxation

The Company's tax charge for 2000 relates mainly to the tax arising on the profitable performance of its foreign sales subsidiaries prior to the disposal of ISD.

No tax arises in the UK, US or Switzerland as a result of past tax losses. The tax losses in the US and Switzerland were passed to Thomson along with the disposal of ISD.

A capital loss of approximately (Pounds)51.3 million arose as a result of the disposal of ISD.

Earnings per share (EPS)

After accounting for discontinued activities, restructuring costs and other exceptional items, the Company realised a loss per share of 79.2 pence for the year ended 31 December 2000, compared to a loss per share of 3.9 pence in 1999.

Liquidity and capital resources

The Company's operating activities utilised net cash of (Pounds)11.2 million during the year ended 31 December 2000, compared to (Pounds)33.6 million generated in 1999.

The Company incurred net capital expenditure of (Pounds)7.3 million in 2000 compared to (Pounds)15.9 million in 1999, the reduction largely due to cash constraints experienced by the Company, and the fact that post the disposal of ISD, the continuing businesses within the Group are not as capital intensive.

                              Bright Station plc

During April 2001 the Board of Directors having reviewed the funding requirements of the Group, has proposed a radical restructuring to ensure that the Group has sufficient funds to continue operating for the foreseeable future. The Group is proposing a placing and open offer of 270,000,000 shares of 1p each subject to approval by the shareholders at an Extraordinary General Meeting of the Company to be held on 6 July 2001. The estimated proceeds of the placing and open offer are approximately (Pounds)12 million net of expenses.

The Company had cash at bank and in hand on 31 December 2000 of (Pounds)16.3 million compared to (Pounds)10.5 million on 31 December 1999. The Company had no bank facilities in place at 31 December 2000. As at 18 May 2001, the cash balance stood at (Pounds)2.2 million.

Investments

Bright Station Ventures (BSV) was created in April 2000, as the Corporate venturing arm of the Group, primarily looking to identify investment and acquisition opportunities which are synergistic with the operations and growth strategies of the underlying businesses of the Group.

As noted above, in order to account for changes in the technology market in general, the Board prudently provided (Pounds)1.9 million against the portfolio of minority investments managed and acquired by BSV.

                              Bright Station plc

              CORPORATE GOVERNANCE AND INTERNAL FINANCIAL CONTROL

The Board's policy is to manage the affairs of the Company in accordance with the principles set out in the Combined Code on Corporate Governance ("the Combined Code"), as described in this Report. The Company has been in compliance with the provisions set out in Section 1 of the Combined Code throughout the year ended 31 December 2000, save for the exceptions below:

 .    Following the appointment of Allen Thomas as Chairman in May 1999, the
     Company does not currently have a nominated Senior Non-executive Director (other than the Chairman).

 .    Prior to the sale of the ISD, Patrick Sommers was employed on a two-year rolling contract as an Executive Director. On completion of the sale, Patrick Sommers became a Non-executive Director of the Company and no longer has a service contract.

 .    As disclosed in the Internal Control Section below, the Company became compliant with the Turnbull recommendations on 26 September 2000.

The Board

The Board normally meets 12 times a year to make and review major business decisions and to monitor current trading against approved budgets. The Board has a formal schedule of matters specifically reserved to it for decision, including the Group's commercial strategy, major capital projects beyond certain predetermined limits and the approval of contracts not in the ordinary course of business. Once a year the Board meets in conference to consider long-term strategy and industrial developments affecting the Company. All Directors have access to the advice and services of the Company Secretary and may, if necessary take independent, professional advice at the Company's expense.

Chairman and Chief Executive

The roles of Chairman and Chief Executive are separate. The Chairman is primarily responsible for running the Board and for ensuring that all Directors are able to play their full part in its activities. The Chief Executive's task is to run the Company's business and to implement the policies and strategies adopted by the Board.

Following the retirement of Michael Mander as Chairman of the Company in May 1999, Allen Thomas, previously Deputy Chairman and Senior Non-executive Director, was appointed as Chairman. In view of the size and constitution of the current Board, the Directors have not considered it necessary or appropriate to nominate a Senior Non-executive Director other than the Chairman.

Board balance

There are three Executive Directors and three Non-executive Directors on the Board. Patrick Sommers was an Executive Director of the Company until completion of the sale of the ISD to Thomson, whereupon he became a Non-executive Director. The Non-executive Directors are independent of management and free from any business or other relationship with the Company, with the exceptions of share ownership or as disclosed in note 9 to the financial statements.

Supply of information

The Board is provided with comprehensive reports on the Company's affairs in order that informed decisions can be reached in a timely manner. Regular reports by management are supplemented with more detailed information on any important issues and frequent contact is maintained with the Non-executive Directors between Board meetings.

Appointments to the Board

There is a Nomination Committee, which is chaired by Allen Thomas and currently includes Ian Barton and David Mattey as members. A majority of the members are Non-executive. The Committee is responsible for overseeing the selection process for Executive and Non-executive Directors and for making recommendations to the Board on all new appointments.

                              Bright Station plc

Re-election

Pursuant to the Company's Articles, at present the nearest number to, but not exceeding one third of the Board shall retire each year by rotation. In practice, all directors are required to offer themselves for re-election at least every three years, therefore a Special Resolution proposing a corresponding amendment to the Articles has been included in the Notice of this year's AGM.

Directors' remuneration

The remuneration policy for the Executive Directors is determined by the Remuneration Committee, comprising Allen Thomas and Ian Barton, being chaired by Allen Thomas. The Committee's Report is set out on pages 11 and 12.

Shareholder relations and AGM

The Company is proactive in maintaining a close relationship with its principal investors and encourages all shareholders to participate in the AGM, whether voting in person or by proxy. The Company provides copies of all shareholder communications on request and beneficial owners are welcome to attend the AGM.

Accountability and audit

The responsibilities of the Directors and the Auditors are set out on pages 16 and 17.

Internal Control

The Board is responsible for the Company's system of internal control and for reviewing its effectiveness. The policies and procedures implemented by the Board are designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable, but not absolute assurance against material misstatement or loss.

There is an ongoing process to identify, evaluate and manage significant risks faced by the Company.

During the second half of the year, the Directors conducted a detailed review of the Company's internal control systems, identifying all of the Group's significant risk areas and enhancing its internal systems and procedures to ensure that risk is identified, managed and reported on, in accordance with the Turnbull recommendations. The Company attained full compliance with the Turnbull recommendations from 26 September 2000. The review process formed the basis for new procedures that will be kept under continuous review. The main features of this process are as follows:

Financial

The respective responsibilities of the Board and business unit management for financial and operational matters are clearly defined. There are also detailed rules governing expenditure, incorporating details of procedures and authority levels. Financial information on trading performance and cash flow is produced monthly from corporate systems for each business and for the Group, comparing results with budgets. The Board and business management boards also receive regular reports on a range of other key performance indicators.

Control Procedures

Control procedures ensure accounting for financial transactions is complete, accurate and consistent, that reports are reliable and timely, and that risk is managed. These procedures include the setting of budgets, written authorisation limits, corporate capital expenditure approval procedures and policies.

Identification of business risk

Managers are required to identify and assess risks that might prevent them meeting their objectives, and then to take timely action to manage or eliminate them. The effectiveness of these actions is monitored and reviewed.

                              Bright Station plc

Compliance

The Board assumes overall responsibility for compliance and is briefed on regulatory requirements and Group compliance matters by the Company Secretary and the Company's advisors.

Effectiveness of Internal Control

The Board has reviewed the effectiveness of the system of internal financial control in operation during the year through the monitoring processes set out above.

In addition, during December, each business unit, including Group head office, prepared an assessment of its risk exposures and internal control framework. A summary of the findings was considered by executive management and the conclusions reported to the Board.

Audit Committee and Auditors

The Audit Committee consists of Ian Barton, Allen Thomas and Patrick Sommers, being chaired by Ian Barton. The Committee meets with the Chief Financial Officer in order to review the effectiveness of the system of internal financial controls, and discusses with the Auditors the control matters identified during the course of their audit work. It also reviews the annual accounts and the interim and preliminary announcements prior to submission to the Board, compliance with accounting standards and the scope and extent of the external audit programme. The Chairman of the Audit Committee reports to the Board on matters discussed at the Audit Committee meeting. The Audit Committee is responsible for selecting the firm of accountants to be recommended to shareholders for appointment as independent Auditors each year, and reviewing the overall financial relationship between the company and its Auditors. The Company does not have an internal audit function at present, although the Board will keep this matter under review. The Auditors' Report is set out on pages 17 and 18.

Going concern

Company law requires the Group's Directors to consider whether it is appropriate to prepare financial statements on the basis that the Group is a going concern. In considering this matter, the Directors have reviewed the Group's performance for 2000; it's budget for 2001 and 2002. This included consideration of the cash flow implications of the budget including the proposed capital expenditure and comparison of these with the Group's existing funds and the funds to be raised by the placing and open offer referred to in the Chairman's Statement. Subject to the receipt of the aforementioned funds also referred to in note 1 to the financial statements the Directors see no reason why the Group and the Company should not continue in operational existence for the foreseeable future and for this reason they continue to adopt the going concern basis in preparing the Group's financial statements.

                              Bright Station plc

                     REPORT OF THE REMUNERATION COMMITTEE

Remuneration Committee

The Remuneration Committee ("the Committee") consists of Allen Thomas and Ian Barton, both of whom are Non-executive Directors.

Details of each Director's remuneration package, together with their share options and interests in Ordinary shares of the Company, are set out in note 9 to the financial statements.

Remuneration policy

The Remuneration Committee seeks to provide remuneration packages of a suitable structure and value to attract, retain, motivate and reward Executive Directors of the quality required to manage the business of the Group. The Committee endeavours to avoid paying more than the market rate for this purpose. In establishing the level of remuneration for each Director, the Committee pays careful regard to the packages offered by comparable companies and has access to external remuneration consultants, enabling wide-ranging comparisons to be made.

Salaries and performance-related remuneration

The salaries of the Executive Directors are reviewed annually. As part of the review process, the Committee considers individual performance and experience, the size and nature of the role, the Group's performance as a whole and salaries offered for similar positions elsewhere.

Wherever possible, the Committee seeks to align the interests of executives with those of shareholders through performance-related remuneration. Bonuses are based on successful performance and are only paid on achievement of carefully considered targets. All bonuses are capped. Bonus payments and any gains under share option schemes are not pensionable.

Benefits

Executive Directors are eligible for a range of taxable benefits including the provision of a company car or car allowance (taken in the form of additional salary) and payment of related operating expenses such as fuel for business use. Additional benefits include a contributory pension scheme, a private medical insurance scheme and reimbursement of professional subscriptions and of business-related home telephone charges up to specified limits.

Pension Contributions

All UK employees of Bright Station plc are eligible to join the Group Personal Pension Scheme provided by Scottish Equitable, from their 4th month of employment. The pension is a matched contributory scheme whereby the Company contributes up to 5% of the employee's basic salary and the employee is required to make an equivalent matching contribution. Employees may make further contributions, up to the Inland Revenue limits.

Prior to the disposal of ISD there was a defined contribution pension scheme in the US. Only one director was a member of this scheme and the scheme was not in operation at the year end.

Notice periods

The current Executive Directors are employed on rolling contracts with a notice period of not more than one year.

The Remuneration Committee considers that notice periods of one year are reasonable and proper, being in the interests of the Company and its Executive Directors and having regard to prevailing market conditions and current practice amongst public companies.

                              Bright Station plc

Change of control provisions

The Executive Directors' service agreements contain certain provisions which would take effect in the event that any person or persons acting in concert acquires or acquire a Controlling Interest (as defined within Part 1 of Schedule 13 of the Companies Act 1985) in the Company. These provisions include the payment of salary equivalent to the contractual notice period as well as payment in lieu of a bonus of 75% of salary in the event of termination of employment within 12 months following a change of control of the Company.

Share schemes

The Company operates a number of share related schemes for employees, details of which are set out in notes 21 and 22 to the financial statements. In granting discretionary share awards to Executive Directors, the Remuneration Committee has regard to guidelines published by investor protection bodies, the provisions of the Combined Code and the individual performance of participants, as well as the particular circumstances of the Company.

Grants under the Bright Station Executive and Unapproved share option schemes are generally made at the prevailing market share price and are subject to a vesting period of three years. Awards under the subsidiary share option schemes are granted at a price which is not less than the market value of the subsidiary concerned and vest incrementally over a three-year period.

The new Long Term Incentive Plan was adopted by the Company on 5 September 2000. Key executives selected by the Remuneration Committee received a deferred promise by the Company to provide shares at no cost. The value of an award is calculated by reference to the average mid-market price of an Ordinary share in the Company over a period of no longer than 12 months prior to the date of the grant and awards do not exceed 200% of a participant's basic salary. Release of initial awards under the Long Term Incentive Plan is contingent upon the achievement of certain pre-determined share price targets three years after grant.

US stock option plan grants are subject to incremental vesting after an initial one-year period in order to reflect current US market practice.

Non-executive Directors

The remuneration of Non-executive Directors consists of fees for their services in connection with Board and Board committee meetings. Fee levels are determined by the Executive Directors with regard to remuneration surveys and levels offered by comparable companies and, in the case of the Chairman's fees, in consultation with the other Non-executive Directors. The Non-executive Directors do not have service contracts, neither do they participate in Group bonus schemes.


/s/ Allen L. Thomas

Allen L. Thomas,
Chairman

12 June 2001

                              Bright Station plc

                            REPORT OF THE DIRECTORS

The Directors present their report and the audited financial statements for the year ended 31 December 2000.

Principal activity and business review

A description of the principal activities of the Company and its subsidiaries, and a review of the business is set out in the Operating and Financial Review.

Post balance sheet events

As outlined in note 32 to the financial statements, on 30 April the Group announced its intention to refocus the activities of the Group with the resultant sale and closure of its eCommerce activities.

The Group is proposing a placing and open offer of 270,000,000 new shares of 1p each subject to the approval by the shareholders at an Extraordinary General Meeting of the Company to be held on 6 July 2001. The estimated proceeds of the placing and open offer are required by the Group to be able to continue in operational existence for the foreseeable future.

Following the decision by the Group as described above, an impairment review of the carrying value of fixed assets held in the balance sheet at 31 December 2000 has been performed and an adjustment to the carrying value was made as described in note 32 to the financial statements. As a result the loss before tax for the year has been increased by (Pounds)2.2 million as compared to the amount reported in the preliminary announcement dated 28 February 2000.

Future Developments

On 30 April 2001, the Company announced a radical reorganisation of its operations and capital structure. The reorganised Company will operate as a focused, "pure play" knowledge management business. The Company will be renamed Smartlogik Group plc.

Research and Development

The Group has continued to invest in the development of new products for the eCommerce and Web Solutions Divisions. Following the disposal of ISD, the accounting policy for development costs has changed (as disclosed in note 1 to the accounts) in order to reflect the changing structure of the business and latest industry practice.

Results and Dividends

The profit and loss account set out on page 19 shows the results for the year. The Directors do not recommend the payment of a dividend (1999: (Pounds)nil). The accumulated deficit of (Pounds)132,002,000 has been transferred to reserves.

Fixed assets

The changes in fixed assets are shown in notes 12 to 15 to the financial statements.

Share capital

The authorised and issued share capital of the Company, together with details of the shares issued during the year, are shown in note 21 to the financial statements.

                              Bright Station plc

Substantial shareholdings

Other than the Directors' interests (see note 9 to the financial statements), substantial interests notified to the Company are as follows:

                                                Ordinary          % of issued
                                             shares held        share capital
                                               at 21 May            at 21 May
                                                    2001                 2001

Prudential plc                                12,799,914                 7.38
Thomson Finance SA                             9,297,290                 5.36
Merill Lynch & Co, Inc*                        8,099,880                 4.67
Newton Investment Management Ltd               6,069,090                 3.50

* During the year JIYU Holdings Ltd transferred their holding of 7,038,123 shares to B D Holdings Ltd, another company within the same group. These shares are presently held in a pool account operated by N Y Nominees Ltd, of which the ultimate parent company is Merrill Lynch & Co, Inc.

Issued share capital at 31 December 2000 was 172,614,502 (see note 21) and at 21 May 2001 was 173,327,461. For US reporting purposes, it is confirmed that the Company's major shareholders have the same voting rights.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

Directors and their interests

The Directors who served during the year were as follows:

Name               Age   Position                                Position held since
I Barton           55    Non-executive Director                  1986
M Hussey           77    Non-executive Director                  1996 (resigned 5 September 2000)
R Lomnitz          36    Director                                2000 (appointed 22 December 2000)
S Maller           42    Chief Technology Officer (EMEA-AP)      1996*
D Mattey           38    Chief Financial Officer                 1992
J Molle            36    President - The Americas                1997*
C Morton           37    President - EMEA AP                     1997*
P Sommers          53    Non-executive Director                  1998 (Executive director to May 2000)
R Swank            69    Non-executive Director                  1999 (resigned 4 December 2000)
A Thomas           61    Non-executive Chairman                  1999
D Wagner           37    Chief Executive Officer                 1985

* resigned and transferred with the ISD on 4 May 2000

Having been appointed to the Board during the year, Robert Lomnitz offers himself for election at the forthcoming EGM on 6 July 2001. On completion of the proposed placing and open offer, Ian Barton, David Mattey, Patrick Sommers, Allen Thomas and Daniel Wagner will resign from the Board. It is proposed that the following Directors of Smartlogik Limited will then be appointed to the Company's Board:

James Bair, Simon Canham, Stephen Hill and David Jefferies CBE.

The interests of Directors and their immediate families in the Company's share capital and Directors' share options are disclosed in note 9 to the financial statements. The interests of Directors in contracts with the Company are also set out in note 9 to the financial statements.

The Company purchased Directors' and Officers' liability insurance for the year ended 31 December 2000, which has been renewed for the current financial year.

Employee communication and involvement

It is the Group's policy to communicate regularly and frequently with all employees, to enable them to take a wider interest in the affairs of their employing company and the Group. Matters of concern are communicated in a variety of ways, including announcements, briefing sessions and Company newsletters.

                              Bright Station plc

The majority of employees are either shareholders in the Company or hold options through the Group share option schemes. This provides employees with the opportunity to participate directly in the success of the business. The Group provides training and career development programmes.

Employment policies

The Group is committed to the principle of equal opportunity in employment, regardless of a person's race, creed, colour, nationality, sex, marital status or disability. Employment policies have been devised to be fair, equitable and consistent with the skills and abilities of employees and the needs of the Group. These policies ensure that everyone is accorded equal opportunity for recruitment, training and promotion.

Employees with disabilities

It is Group policy that people with disabilities should have full and fair consideration for all vacancies and thereafter, throughout their employment. Where an employee becomes disabled whilst employed by a Group company, every effort is made to assist with and adapt to their needs.

Creditor Payment Terms

It is the Group's normal procedure to have mutually beneficial relationships with our suppliers and we seek to agree to terms of transactions, including payment terms, in advance. Payment terms vary depending on local practice throughout the world, and payment is made on time provided that suppliers perform in accordance with their agreed terms. As at 31 December 2000, trade creditors of the Company represented 90 days (1999: 55 days) equivalent of annual purchases invoiced for the Group.

Charitable and political donations

During the year ended 31 December 2000, the Group made (Pounds)7,500 corporate donations for charitable purposes (1999: (Pounds)nil). No political donations were made during the year (1999: (Pounds)nil).

Auditors

PricewaterhouseCoopers have expressed their willingness to continue in office and a resolution to reappoint them will be proposed at the Annual General Meeting.

Annual General Meeting

Notice of the Annual General Meeting to be held at 10:00 a.m. on 11 September 2001 at 150 Aldersgate Street, London EC1A 4EJ is set out on pages 66 to 67.

Resolutions 1 and 2 to be proposed at the meeting deal with Ordinary Business. Resolutions 3 and 4 deal with Special Business as explained below and in further detail in the notes to the Notice of the Annual General Meeting.

Pursuant to the Company's Articles of Association, currently the nearest number to, but not exceeding one third of the Board shall retire each year by rotation. In practice, all Directors are required to offer themselves for re-election at least every three years. To demonstrate the Company's commitment to the Combined Code, Resolution 3 seeks authority to amend the Articles to reflect this practice.

Resolution 4 also seeks authority to make several amendments to the Company's Articles for the main purpose of enabling the Company to participate in electronic communications with its shareholders. Having changed the Articles of Association, the Company would be in a position to issue invitations to all shareholders offering the opportunity to receive shareholder documents by electronic means and to participate in electronic proxy voting.

The Directors believe these resolutions should be approved and recommend shareholders to vote accordingly, as they will in respect of their own beneficial holdings.

By order of the Board


/s/ Jonathan Ball

Jonathan Ball
Company Secretary

12 June 2001

                              Bright Station plc

                   STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for that period. In preparing the financial statements, the Directors consider that they have:

 .    selected suitable accounting policies and applied them consistently;

 .    made reasonable and prudent judgements and estimates;

 .    followed applicable accounting standards, subject to any material departures disclosed and explained in the financial statements

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Group website. The Directors understand that uncertainty regarding legal requirements is compounded as information published on the Internet is accessible in many countries with different legal requirements relating to the preparation and dissemination of financial statements.

By order of the Board


/s/ Jonathan Ball

Jonathan Ball
Company Secretary

12 June 2001

                              Bright Station plc

                            REPORT OF THE AUDITORS

             AUDITORS' REPORT TO THE MEMBERS OF BRIGHT STATION PLC

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes, which have been prepared under the historical cost convention and the accounting policies set out in note 1 to the financial statements.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements, in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the Chairman's Statement, the Operating and Financial Review and the Corporate Governance Statement.

We review whether the Corporate Governance Statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Fundamental Uncertainty: Going Concern

In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements concerning the basis of preparation. The financial statements have been prepared on the going concern basis and the validity of this depends on the successful execution of the restructuring plan and the Company receiving the anticipated (Pounds)12.0 million of funds (net of expenses) from the

                              Bright Station plc
placing and open offer, which is conditional, inter alia, on approval by the shareholders at an Extraordinary General Meeting. The financial statements do not include any adjustments that would result from failure to obtain such funds. Details of the circumstances relating to this fundamental uncertainty are described in note 1 to the financial statements. Our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2000 and of its loss and cash flows for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London

12 June 2001

                              Bright Station plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For The Year Ended 31 December 2000

                                                                                                             Restated
                                                                                          ------------------------------------------
                                               Continuing    Discontinued                   Continuing   Discontinued
                                      Notes     Operation      Operation        Total        Operation      Operation       Total
                                                                    2000                                         1999
                                             (Pounds)'000   (Pounds)'000   (Pounds)'000   (Pounds)'000   (Pounds)'000  (Pounds)'000
                                             ------------------------------------------   ------------------------------------------
Turnover                                  2         8,498         49,144         57,642          9,319        165,133      174,452
Cost of sales                                      (2,044)       (22,100)       (24,144)        (1,389)       (66,785)     (68,174)
-----------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                        6,454         27,044         33,498          7,930         98,348      106,278
Distribution costs                                 (2,646)        (7,613)       (10,259)        (1,144)       (20,974)     (22,118)
Administrative expenses                         -----------------------------------------     --------------------------------------
Recurring                                       | (21,875)       (15,789)       (37,664) |    | (8,290)       (47,483)     (55,773)|
Exceptional provision for                       |                                        |    |                                    |
 diminution in value of goodwill          4     |  (4,084)             -         (4,084) |    |      -              -            - |
Amortisation of development costs               |       -         (3,656)        (3,656) |    |      -         (9,142)      (9,142)|
                                                -----------------------------------------     --------------------------------------
Total administrative expenses                     (25,959)       (19,445)       (45,404)        (8,290)       (56,625)     (64,915)
-----------------------------------------------------------------------------------------------------------------------------------
Operating (loss)/profit before                  -----------------------------------------     --------------------------------------
 exceptional item                       2,4     | (18,067)           (14)       (18,081) |    | (1,504)        20,749       19,245 |
Exceptional item                                |  (4,084)             -         (4,084) |    |      -              -            - |
                                                -----------------------------------------     --------------------------------------
Operating (loss)/profit                           (22,151)           (14)       (22,165)        (1,504)        20,749       19,245
Loss on disposal of ISD                   5             -       (101,688)      (101,688)             -              -            -
Loss on termination of subsidiary         5             -              -              -              -           (911)        (911)
-----------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities              (22,151)      (101,702)      (123,853)        (1,504)        19,838       18,334
                                               -------------------------                        ---------------------
Interest receivable                                                                 762                                        305
Amounts written off investments           7                                      (1,944)                                    (4,619)
Interest payable and similar charges      8                                      (6,659)                                   (18,366)
-----------------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before
 taxation                                                                      (131,694)                                    (4,346)
Taxation on loss on
 ordinary activities                     10                                        (271)                                    (1,478)
-----------------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities after
 taxation                                                                      (131,965)                                    (5,824)
Minority equity interests                                                           (37)                                       (50)
-----------------------------------------------------------------------------------------------------------------------------------
Retained deficit                         25                                    (132,002)                                    (5,874)
-----------------------------------------------------------------------------------------------------------------------------------
Loss per share (pence)                   11                                       (79.2)                                      (3.9)

The notes on pages 25 to 63 form part of these financial statements.

                              Bright Station plc

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                    Restated

                                                                     2000               1999
                                                             (Pounds)'000       (Pounds)'000
Loss for the financial year                                      (132,002)            (5,874)
Consolidated translation differences on foreign
 currency net investments                                          (4,008)            (5,491)
--------------------------------------------------------------------------------------------
Total recognised losses for the financial year                   (136,010)           (11,365)
                                                                                 -----------
Prior year adjustment                                                (776)
-------------------------------------------------------------------------
Total losses since last annual report                            (136,786)
-------------------------------------------------------------------------

The prior year adjustment results from the change in accounting policy relating to development costs. (see note 1).
The profit and loss accounts shown above have been prepared on a historical cost basis.

The notes on pages 25 to 63 form part of these financial statements

                              Bright Station plc

CONSOLIDATED BALANCE SHEET
For the year ended 31 December 2000

                                                                                            Restated
                                                                             2000               1999
                                                             Notes   (Pounds)'000       (Pounds)'000
Fixed assets
Intangible assets                                               12              -             26,254
Goodwill                                                        13          2,364              9,805
Tangible assets                                                 14          1,445             14,338
Investments                                                     15            600              9,635
----------------------------------------------------------------------------------------------------
                                                                            4,409             60,032
----------------------------------------------------------------------------------------------------
Current assets
Stock                                                                           -                 60
Debtors                                                         16          3,310             36,690
Cash and bank deposits                                                     16,334             10,521
----------------------------------------------------------------------------------------------------
                                                                           19,644             47,271
Creditors (amounts falling due within one year)                 17         (7,354)           (71,574)
----------------------------------------------------------------------------------------------------
Net current assets/(liabilities)                                           12,290            (24,303)
----------------------------------------------------------------------------------------------------
Total assets less current liabilities                                      16,699             35,729
Creditors (amounts falling due after more than one year)        18            (17)          (137,370)
Provisions for liabilities and charges                          19              -             (1,430)
----------------------------------------------------------------------------------------------------
Net assets/(liabilities)                                                   16,682           (103,071)
----------------------------------------------------------------------------------------------------

Capital and reserves - equity
Called up share capital                                         21          1,726              1,549
Share premium account                                           23        184,057            154,949
Shares to be issued                                             24            134                967
Profit and loss account                                         25       (169,235)          (261,079)
----------------------------------------------------------------------------------------------------
Equity shareholders' funds                                      26         16,682           (103,614)
Minority equity interest                                        27              -                543
----------------------------------------------------------------------------------------------------
Total equity shareholders' funds                                           16,682           (103,071)
----------------------------------------------------------------------------------------------------

The financial statements were approved by the Board of Directors on 12 June 2001 and signed on its behalf by:

/s/ D Wagner                                          /s/ D Mattey

D Wagner                                              D Mattey
Chief Executive                                       Chief Financial Officer

The notes on pages 25 to 63 form part of these financial statements

                              Bright Station plc



COMPANY BALANCE SHEET
For the year ended 31 December 2000

                                                                                                              Restated
                                                                                               2000               1999
                                                                               Notes   (Pounds)'000       (Pounds)'000
Fixed assets
Intangible assets                                                                 12              -              4,340
Tangible assets                                                                   14          1,073              2,183
Investments                                                                       15          8,746            186,522
----------------------------------------------------------------------------------------------------------------------
                                                                                              9,819            193,045
----------------------------------------------------------------------------------------------------------------------
Current assets
Stock                                                                                             -                 27
Debtors                                                                           16          4,253             35,258
Cash at bank and in hand                                                                     15,751              1,634
----------------------------------------------------------------------------------------------------------------------
                                                                                             20,004             36,919
Creditors (amounts falling due within one year)                                   17         (5,450)           (57,935)
----------------------------------------------------------------------------------------------------------------------
Net current assets/(liabilities)                                                             14,554            (21,016)
----------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                        24,373            172,029
Creditors (amounts falling due after more than one year)                          18            (17)          (135,745)
----------------------------------------------------------------------------------------------------------------------
Net assets                                                                                   24,356             36,284
----------------------------------------------------------------------------------------------------------------------

Capital and reserves - equity
Called up share capital                                                           21          1,726              1,549
Share premium account                                                             23        184,057            154,949
Shares to be issued                                                               24            134                967
Profit and loss account                                                           25       (161,561)          (121,181)
----------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                                         26         24,356             36,284
----------------------------------------------------------------------------------------------------------------------

The financial statements were approved by the Board of Directors on 12 June 2001 and signed on its behalf by:


/s/ D. Wagner                                         /s/ D. Mattey

D Wagner                                              D Mattey
Chief Executive                                       Chief Financial Officer

The notes on pages 25 to 63 form part of these financial statements

                              Bright Station plc



CONSOLIDATED CASH FLOW STATEMENT
For The Year Ended 31 December 2000

                                                                                                              Restated
                                                                                               2000               1999
                                                                           Notes       (Pounds)'000       (Pounds)'000

Net cash (outflow)/inflow from operating activities                          29             (11,229)            32,807
----------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
Interest received                                                                               782                303
Interest paid on bank loans and overdrafts                                                   (7,798)           (16,945)
Interest paid on finance leases                                                                 (25)              (106)
----------------------------------------------------------------------------------------------------------------------
                                                                                             (7,041)           (16,748)
----------------------------------------------------------------------------------------------------------------------
Taxation paid                                                                                  (248)              (911)
----------------------------------------------------------------------------------------------------------------------
Capital expenditure
Payments to acquire and develop intangible assets                                            (2,896)           (11,402)
Payments to acquire tangible fixed assets                                                    (2,747)            (4,536)
Payments to acquire fixed asset investments                                                  (1,824)                 -
Receipts from sale of tangible fixed assets                                                      99                 78
----------------------------------------------------------------------------------------------------------------------
                                                                                             (7,368)           (15,860)
----------------------------------------------------------------------------------------------------------------------
Acquisitions and disposals
Purchase of subsidiary undertakings                                                            (257)                 -
Payments to acquire minority interests in a subsidiary undertaking                                -               (428)
Investment in joint venture                                                                       -             (1,235)
Proceeds from sale of assets held for resale/investments                                      2,537                777
Expenses in connection with the sale of assets held for resale                                    -               (303)
Payment of deferred consideration                                                            (1,430)                 -
Cash transferred with sale of ISD                                             6              (4,813)                 -
Expenses in relation to sale of ISD                                           6              (4,910)                 -
Proceeds from sale of ISD                                                     6             185,474                  -
----------------------------------------------------------------------------------------------------------------------
                                                                                            176,601             (1,189)
----------------------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) before the use of liquid resources and financing                      150,715             (1,901)
----------------------------------------------------------------------------------------------------------------------
Financing
Net proceeds on issue of Ordinary Share Capital                                              28,299                142
Debt due within one year - Increase in borrowings                                                 -             13,187
Debt due within one year - Increase in finance leases                                             -              1,549
Debt due within one year - Repayment of loans                                              (172,559)           (22,004)
Debt due after one year - New secured loan                                                        -             15,593
Debt due after one year - Increase in finance leases                                              -              1,509
Expenses on raising of Senior Credit Facility and Senior
 Subordinated Notes                                                                               -             (1,246)
Repayment of capital element of finance leases                                                 (642)              (525)
----------------------------------------------------------------------------------------------------------------------
                                                                                           (144,902)             8,205
----------------------------------------------------------------------------------------------------------------------
Increase in cash                                                                              5,813              6,304
----------------------------------------------------------------------------------------------------------------------

The notes on pages 25 to 63 form part of these financial statements

                              Bright Station plc



RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS/(DEBT)
For The Year Ended 31 December 2000


                                                                                                              Restated
                                                                                               2000               1999
                                                                           Notes       (Pounds)'000       (Pounds)'000
Increase in cash in the period                                                                5,813              6,304
Cash used to decrease lease financing                                                           642                525
Cash acquired from issue of debt (net of expenses)                                                -            (27,533)
Cash used to repay loans                                                                    172,559             22,004
Cash acquired from sale and leaseback                                                             -             (3,058)
----------------------------------------------------------------------------------------------------------------------
Change in net funds/(debt) from cash flows                                                  179,014             (1,758)
Other non-cash changes                                                                       (6,125)            (1,274)
New finance leases                                                                              (37)            (3,614)
Finance lease obligations transferred to ISD                                                  5,724                  -
Effect of foreign exchange rate changes                                                      (5,300)            (5,242)
----------------------------------------------------------------------------------------------------------------------
Movement in net funds/(debts) in period                                                     173,276            (11,888)
Net debt at beginning of period                                                            (156,979)          (145,091)
----------------------------------------------------------------------------------------------------------------------
Net funds/(debt) at end of period                                             30             16,297           (156,979)
----------------------------------------------------------------------------------------------------------------------

The notes on pages 25 to 63 form part of these financial statements

                              Bright Station plc



                       NOTES TO THE FINANCIAL STATEMENTS

1.   ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with accounting standards applicable in the United Kingdom.

Going Concern
The financial statements have been prepared on the going concern basis in anticipation of the receipt of the estimated proceeds of approximately (Pounds)12.0 million, net of expenses, from the proposed placing and open offer which was formally approved by the Directors on 12 June 2001. Further details are contained in the Chairman's Statement and in note 32 to the financial statements.

The placing and open offer is conditional, inter alia, on approval by shareholders at an Extraordinary General Meeting to be held on 6 July 2000.

Without the above injection of capital the Group would be unable to continue in operational existence for the foreseeable future and the going concern basis would be inappropriate. Adjustments would then have to be made to reduce the balance sheet amounts of assets to their recoverable amounts, to provide for further liabilities that might arise and to reclassify fixed assets and long-term liabilities as current assets and liabilities.

Whilst there is uncertainty at present as to the outcome of the matter mentioned above, the Directors believe that it is appropriate for the financial statements to be prepared on the going concern basis.

Accounting estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Group accounts
The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (the "Group"). All intercompany transactions and balances have been eliminated. The accounts include the results of subsidiaries acquired during the year from the relevant date of acquisition other than those subsidiaries acquired with a view to resale. They also include the results of subsidiaries disposed of during the year up to the relevant date of disposal.

Goodwill
Prior to 1 January 1998, goodwill arising as the difference between the cost of acquisition of a subsidiary and the fair value of its net assets at the date of acquisition was written off to reserves in the year of acquisition. Goodwill arising on acquisitions since 1 January 1998 is capitalised and subsequently written off over its estimated useful life, which currently ranges from 10-20 years. Where necessary, adjustments to provisional fair values of net assets acquired are adjusted to goodwill in the first full year following the acquisition. Impairment reviews on the carrying amount of goodwill are performed on an annual basis and any permanent diminutions in value identified is charged to the profit and loss account.

Turnover and revenue recognition
Turnover includes licence fees for technology sales, ongoing maintenance fees and consultancy work. Revenues on such items are recognised when the Company has fulfilled all of its significant performance obligations.

                              Bright Station plc

Turnover also arises on the provision of long term government contracts and the sale of office goods and supplies.

Turnover relating to discontinued activities represents database subscription sales, online and usage charges and design and implementation fees at invoiced amounts, exclusive of value added and other sales taxes. Subscription revenues are recognised when contractually due and invoiced. The costs of fulfilling obligations under the terms of the subscription contract are accrued at the time the income is recognised. Online and usage charges are recognised as the service is provided. Most subscriptions are due and invoiced either annually or semi-annually in advance and recognised in full at the commencement of the subscription term. Some of the Group's US operations billed monthly under their `modular pricing' scheme, whereby subscriptions for access to the Group's services were raised on a monthly basis and accounted for accordingly. Annual CD-ROM usage fees are deferred and amortised over the life of the contract.

Fixed assets

Fixed assets are stated at cost. Depreciation is provided to write off the cost, less estimated residual value, of all tangible fixed assets over their expected useful lives. It is calculated at the following rates:

Equipment including personal computers - 33% straight line
Motor vehicles                         - 25% straight line
Fixtures and fittings                  - 20% straight line
Leasehold improvements                 - shorter of remaining lease period and
                                         20% straight line
Mainframe computers                    - 20% straight line

Leasehold improvements relate to the cost of refurbishment of the Group's short leasehold properties.

Stocks

Stocks, which comprise consumable items, are stated at the lower of cost and net realisable value.

Foreign currency

Transactions denominated in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Transactions to be settled at a contract rate are recorded at that rate. Any gains or losses from the translation of transactions denominated in foreign currencies are included in the results of the operation. Assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling at the year end. Profit and losses of overseas companies are translated at average rates of exchange for the period. Exchange differences arising out of the translation of accounts of foreign subsidiaries, net of associated borrowings, are taken to reserves.

Financial Instruments

Changes in the value of forward foreign exchange contracts are recognised in the results in the same period as changes in the values of the assets and liabilities they are intended to hedge. Any interest receipts arising from the interest rate cap are matched to those arising from the underlying debt position.

Intangible fixed assets

Historically it has been the Group's policy to capitalise costs associated with the development of the host computer systems and the development of new products. In the year 2000, following the disposal of ISD, the Group's business comprised the eCommerce, Web Solutions and Ventures divisions. In recognition of the fact that these divisions are not mature and in light of changing industry practice, the Group decided to change its accounting policy such that development costs associated with these divisions are expensed to the profit and loss account as incurred.

The results for 2000 have been prepared on this revised basis, while the results for 1999 have been restated to reflect this change in policy. The impact of the restatement on the comparative profit and

                              Bright Station plc

1.   ACCOUNTING POLICIES (continued)

loss account for 1999 is an increase to the loss of (Pounds)489,000 and the cumulative effect on the Group's reserves as at 1 January 2000 amounts to a decrease of (Pounds)776,000. No such costs were capitalised during the year ended 31 December 2000 and it would therefore be inappropriate to estimate the effect of the restatement on the profit and loss account for this period.

Fixed asset investments

Investments in subsidiaries and other fixed asset investments are stated in the balance sheet at cost. Provision is made in full for diminution in value if considered permanent.

Deferred taxation

Provision is made for timing differences between the treatment of certain items for taxation and accounting purposes, to the extent that it is probable that a liability or asset will crystallise.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership (`finance leases'), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account, except for that proportion relating to assets wholly used for ISD product development.

Lease payments are analysed between capital and interest using the actuarial method. The interest is charged to the profit and loss account, except for that proportion relating to assets wholly used for ISD product development. The capital part reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight line basis over the lease term except where the costs are capitalised as development costs.

Pension costs

For the year ended 31 December 2000, the Group operated defined contribution pension schemes in the UK, US and Switzerland. The amount of contributions payable to the pension schemes are charged to the profit and loss account as incurred.

Finance costs

Borrowings are stated net of the associated costs of raising the finance. Such finance costs are charged to the profit and loss account over the term of the related borrowing, increasing the outstanding borrowing to the amount of the debt at the maturity date.

Warrants

Net proceeds from the issue of warrants are credited to equity upon issue. Where warrants are issued in conjunction with debt, the net proceeds are allocated between equity and debt based upon their respective fair values at the time of issue.

                              Bright Station plc

2.  SEGMENTAL ANALYSIS
Analyses by class of business of turnover, operating (loss)/profit and net assets/(liabilities) are stated below.

The Information Services Division (ISD) was sold to Thomson Corporation in May 2000 and all segmental information disclosed below in respect of Information Services is discontinued.

The composition of turnover is analysed as follows:


                                                       2000                1999
                                               (Pounds)'000        (Pounds)'000

Information Services:
- Usage sales                                        41,604             132,631
- Subscription sales                                  2,605               8,891
- CD-ROM sales                                        2,005               7,465
- Other sales/(1)/                                    2,930              16,146
                                               ------------        ------------
                                                     49,144             165,133
Web Solutions                                         5,947               7,917
eCommerce                                             2,496               1,402
Corporate                                                55                   -
                                               ------------        ------------
                                                     57,642             174,452
                                               ============        ============

(1) Includes (Pounds)12.6 million in respect of the sale of exclusive distribution rights in 1999.

The composition of operating (loss)/profit is analysed as follows:

                                                                       Restated
                                                       2000                1999
                                               (Pounds)'000        (Pounds)'000

Information Services                                    (14)             18,258
Web Solutions                                        (6,217)              2,220
eCommerce                                            (9,509)             (1,233)
Corporate                                            (6,425)                  -
                                               ------------        ------------
                                                    (22,165)             19,245
                                               ============        ============

In 2000 the `Corporate' category relates to the Ventures division and corporate overheads. Following the disposal of ISD, corporate overheads, including those of the Ventures division, have been reported separately from the other divisions.

The composition of net assets/(liabilities) is analysed as follows:

                                                                       Restated
                                                       2000                1999
                                               (Pounds)'000        (Pounds)'000

Information Services                                      -              57,632
Web Solutions                                        (5,501)              1,294
eCommerce                                            (7,526)               (318)
Corporate                                            13,180                   -
                                               ------------        ------------
                                                        153              58,608
Unallocated net assets/(liabilities)                 16,529            (161,679)
                                               ------------        ------------
                                                     16,682            (103,071)
                                               ============        ============

Unallocated net assets/(liabilities) comprise cash deposits and borrowings.

                              Bright Station plc

2.   SEGMENTAL ANALYSIS (continued)
The geographical composition of turnover by source is analysed as follows:


                                                       2000               1999
                                               (Pounds)'000       (Pounds)'000

United Kingdom                                       11,414             22,764
North America                                        38,697            131,997
Continental Europe                                    7,531             15,271
Rest of the World                                         -              4,420
                                               ------------       ------------
                                                     57,642            174,452
                                               ============       ============

The geographical composition of turnover by destination is analysed as follows:

                                                       2000               1999
                                               (Pounds)'000       (Pounds)'000

United Kingdom                                       11,892             21,661
North America                                        30,289             80,626
Continental Europe                                    9,390             26,234
Rest of the World                                     6,071             45,931
                                               ------------       ------------
                                                     57,642            174,452
                                               ============       ============

The geographical composition of operating (loss)/profit is analysed as follows:

                                                                      Restated
                                                       2000               1999
                                               (Pounds)'000       (Pounds)'000

United Kingdom                                      (24,279)            (9,859)
North America                                           882             31,559
Continental Europe                                    1,325             (2,088)
Rest of the World                                       (93)              (367)
                                               ------------        -----------
                                                    (22,165)            19,245
                                               ============        ===========

The operating (loss)/profit for the United Kingdom for the periods under review includes the central costs associated with the Group's worldwide head office functions.

The composition of net assets/(liabilities) by location is presented on a basis consistent with the segmental analysis of operating profit/(loss). The assets in any location are not necessarily matched with the turnover in that location. The net assets and total assets for the United Kingdom for the periods under review include those associated with the Group's worldwide head office functions.

                              Bright Station plc

The geographical composition of net assets/(liabilities) is analysed as follows:

                                                              Restated
                                               2000               1999
                                       (Pounds)'000       (Pounds)'000

United Kingdom                                 (127)            14,971
North America                                   293             40,756
Continental Europe                              (13)             2,460
Rest of the World                                 -                421
                                        -----------        -----------
Net operating assets                            153             58,608
Unallocated net liabilities                  16,529           (161,679)
                                        -----------        -----------
                                             16,682           (103,071)
                                        ===========        ===========

3.   STAFF NUMBER AND COSTS
Staff costs (including Directors) consist of:

                                               2000               1999
                                       (Pounds)'000       (Pounds)'000

Wages and salaries                           18,024             34,091
Social security costs                         1,887              3,878
Other pension costs                             499                945
                                        -----------        -----------
                                             20,410             38,914
                                        ===========        ===========

The average number of full-time employees during the year was:

                                               2000               1999
                                             Number             Number

United Kingdom                                  250                308
North America                                   178                560
Continental Europe                               37                110
Rest of the World                                11                 74
                                        -----------        -----------
                                                476              1,052
                                        ===========        ===========

Pension arrangements
The Group operates defined contribution pension schemes in the UK. The pension cost charge represents contributions payable by the Group to the funds and amounted to (Pounds)499,000 (1999: (Pounds)945,000). The assets of all the schemes are held by independent custodians and kept entirely separate from the assets of the Group.

                              Bright Station plc

4.   OPERATING (LOSS)/PROFIT
This is arrived at after charging/(crediting):

                                                                    Restated
                                                          2000          1999
                                                  (Pounds)'000  (Pounds)'000

Hire of plant and machinery - operating leases           1,163            60
Hire of other assets - operating leases                  1,990         4,613
Depreciation:
- on owned assets                                        2,707         6,964
- on leased assets                                           2           518
- impairment of tangible fixed assets                      953             -
Amortisation/write-off:
- of development costs                                   3,623         9,047
- of goodwill                                              617           415
- impairment of intangible fixed assets                    295             -
Auditors' remuneration                                     110           252
Exceptional provision for diminution of goodwill         4,084             -
Gain on foreign currency translations                       48          (119)
Loss on disposal of fixed assets                           195           631
                                                   ===========   ===========

The auditors' remuneration includes amounts in respect of the parent company for the year ended 31 December 2000 of (Pounds)60,000 (1999: (Pounds)100,000)

Additional fees paid to PricewaterhouseCoopers for non-audit services amounted to (Pounds)978,000 in 2000 (1999: (Pounds)52,000)

The exceptional provision of (Pounds)4.1 million is against the carrying value of goodwill in it's eCommerce division, arising principally in the Write Works acquisition (see note 13).

The loss for the year attributable to shareholders, dealt with in the accounts of Bright Station plc, is:

                                                                    Restated
                                                          2000          1999
                                                  (Pounds)'000  (Pounds)'000

                                                       (35,027)     (103,843)
                                                   -----------   -----------

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the company is not presented.

5.   EXCEPTIONAL ITEMS CHARGED AFTER OPERATING (LOSS)/PROFIT

2000
The Information Services Division was disposed of on 4 May 2000. The loss on disposal of this division was (Pounds)101.7 million. Further information on this loss is provided in note 6 to these financial statements.

It is estimated that this disposal gives rise to a tax capital loss of approximately (Pounds)51 million.

1999
The provision for closure of business of (Pounds)911,000 booked during the year ended 31 December 1999 relates to the closure of its former subsidiary distributor in Japan, KMK DigiTex Co. Limited.

                              Bright Station plc

6.   LOSS ON DISPOSAL OF INFORMATION SERVICES DIVISION
On 4 May 2000, the Company disposed of its Information Services Division to Thomson and realised a loss on disposal of (Pounds)101.7 million. The loss arose as follows:

                                                                          2000
                                                                  (Pounds)'000

Net proceeds                                                           175,428
Less:
 Net assets disposed of (see below)                                    (43,637)
 Goodwill previously written off to reserves                          (227,854)
 Unamortised finance costs                                              (5,625)
                                                                   -----------
                                                                      (101,688)
                                                                   ===========
Net assets disposed of:
 Fixed assets                                                           45,569
 Current assets                                                         41,302
 Current liabilities                                                   (34,567)
 Long-term liabilities                                                  (8,087)
 Minority interests                                                       (580)
                                                                   -----------
                                                                        43,637
                                                                   ===========

7.   AMOUNTS WRITTEN OFF INVESTMENTS
2000
For the year ended 31 December 2000, the Company has reviewed the carrying amount of its investments, and has provided (Pounds)1.9 million against the carrying value of its portfolio of minority investments.

1999
The amounts written off investments during the year ended 31 December 1999 comprised (Pounds)3.2 million in respect of the Company's remaining investment in eHotel (formerly 4th Network), reflecting further delays in its proposed initial public offering. In addition, a provision of (Pounds)1.4 million was made against the Company's investment in Frost and Sullivan Electronic Distribution LLC reflecting concerns over the value of certain of its exclusive online distribution rights.

8.   INTEREST PAYABLE AND SIMILAR CHARGES

                                                         2000             1999
                                                 (Pounds)'000     (Pounds)'000
Bank loans and overdrafts:
- on Senior Subordinated Notes                          4,151           12,268
- on Senior Credit Facility                             1,769            4,585
- amortisation of debt fees                               500            1,274
- on bank overdrafts                                       46               78
- other                                                   168               59
                                                  -----------      -----------
                                                        6,634           18,264
Finance leases                                             25              105
Exchange gains on foreign currency deposits                 -               (3)
                                                  -----------      -----------
                                                        6,659           18,366
                                                  ===========      ===========

                               Bright Station plc

9.   DIRECTORS' EMOLUMENTS AND INTERESTS IN ORDINARY SHARES

                                                                             2000             1999
                                                                     (Pounds)'000     (Pounds)'000
Aggregate emoluments                                                        2,248            1,233
Compensation to past Directors for loss of office/(1)/                          -              154
Amounts paid to third parties/(2)/                                              -               33
Amounts paid to former Directors for consultancy work/(3)/                     22               11
Contributions to defined contribution pension schemes                          14               25
                                                                      -----------      -----------
                                                                            2,284            1,456
                                                                      ===========      ===========

/(1)/ Derek Smith resigned on 2 February 1999 and received (Pounds)153,600 in respect of the termination of his service contract.

/(2)/ The amounts disclosed as paid to third parties were fees for the Non-executive services of Michael Mander, paid to his primary employer, Close Brothers Corporate Finance Ltd.

/(3)/ Michael Mander resigned as a Non-executive Director on 1 July 1999. He was paid (Pounds)22,000 during 2000 for services provided under a consultancy agreement (1999: (Pounds)11,000).

Details of the full cost of the remuneration package of each of the Director's for the year ended 31 December 2000 are as follows:

Emoluments                                                                      Pension
                                  Fees      Salary   Benefits      Bonus  contributions       2000        1999
                               (Pounds)    (Pounds)   (Pounds)   (Pounds)       (Pounds)   (Pounds)    (Pounds)
I Barton                        25,000           -          -          -            -       25,000      25,000
M Hussey
(to 5 September 2000)           16,955           -          -          -            -       16,955      25,000
R Lomnitz/(1)/
(from 22 December 2000)              -       3,000        140          -          157        3,297           -
S Maller (to 4 May 2000)             -      40,000      2,333     50,000            -       92,333     127,026
D Mattey/(1)/                        -     166,666     17,676    236,500        6,892      427,734     183,262
J Molle (to 4 May 2000)              -      62,285      2,304     96,000            -      160,589     176,296
C Morton/(1)/
(to 4 May 2000)                      -      50,000      3,688    100,000        2,000      155,688     161,705
P Sommers/(2)(3)(4)/            27,072      76,651      4,460    673,120        2,044      783,347     228,868
R Swank
(to 4 December 2000)            27,670           -          -          -            -       27,670      20,233
A Thomas                        65,000           -          -          -            -       65,000      51,664
D Wagner/(1)/                        -     196,666     25,096    280,000        2,500      504,262     214,407
                              --------    --------   --------  ---------     --------    ---------   ---------
                               161,697     595,268     55,697  1,435,620       13,593    2,261,875   1,213,461
                              ========    ========   ========  =========     ========    =========   =========

/(1)/ Four Directors were members of the Company's defined contribution pension scheme in the UK.

/(2)/ One Director was a member of the Company's defined contribution pension scheme in the US.

The Company made contributions totalling (Pounds)11,549 to the UK scheme and (Pounds)2,044 to the US scheme on behalf of Directors in 2000.

On 4 May 2000 the Company completed the sale of the ISD to Thomson Corporation. On this date, Stephen Maller, Jason Molle and Ciaran Morton transferred to Thomson Corporation and resigned as Directors of the Company. At the same date, Patrick Sommers became a Non-executive Director of the Company upon the transfer of his employment to Thomson Corporation. During the year, bonuses were paid to the Executive Directors in respect of the sale of the ISD, the successful repayment of the Company's debt and, where applicable, the restructuring and formation of Bright Station plc. Bonuses payable in 2001 but relating to 2000 are also included in the table, being (Pounds)90,000 to Daniel Wagner and (Pounds)76,500 to David Mattey.

/(3)/ Patrick Sommers' bonus includes a sum of (Pounds)480,800 paid on completion of the ISD sale. In addition, he was issued with 71,361 ADSs, credited as fully paid at a price of $10.51 per ADS.

                              Bright Station plc

     This is equivalent to 285,444 Ordinary shares. Patrick Sommers was restricted from disposing of these shares for a period of 12 months from the date of issue.

(4) Patrick Sommers was the highest paid Director on the Board during the year ended 31 December 2000.

Benefits include P11D benefits (non-cash compensation) for the UK Directors, as discussed in the Remuneration Committee Report.

The following beneficial interests of the Directors of the Company are shown in the register maintained by the Company in accordance with the Companies Act 1985:

Interests in Ordinary Shares

                                           1 January                   31 December       % of issued
                                         2000 or, if                   2000, or if      shares as at
                                           later, on                   earlier, on       31 December
Name of beneficial owner                 appointment   Acquisitions     retirement              2000
I Barton/(1)/                                479,139              -        479,139              0.28
M Hussey (to 5 September 2000)               242,610              -        242,610              0.14
R Lomnitz/(1)/ (from 22 December 2000)        94,500              -         94,500              0.05
S Maller (to 4 May 2000)                      25,441              -         25,441              0.02
D Mattey/(1)/                              2,335,200              -      2,335,200              1.35
J Molle (to 4 May 2000)                      135,116              -        135,116              0.08
C Morton (to 4 May 2000)                     202,001              -        202,001              0.12
P Sommers/(1)/(2)/                           48,000*       290,496        338,496              0.20
R Swank (to 4 December 2000)                  32,000*             -         32,000              0.02
A Thomas/(1)/                                100,000              -        100,000              0.06
D Wagner/(1)/                             17,434,780              -     17,434,780             10.10
                                         -----------   -----------     -----------      ------------
Total                                     21,128,787        290,496     21,419,283             12.42
                                         -----------   -----------     -----------      ------------

* held as American Depositary Shares, one ADS being equivalent to four Ordinary shares

(1) The interests of the current Directors in the Company's share capital remained unchanged at 12 June 2001.

(2) On exercise of his options under offers 3 and 4 of the Employee Stock Purchase Plan, Patrick Sommers had unrealised net gains of (Pounds)248 and (Pounds)1,225 respectively.

Apart from Daniel Wagner, Prudential plc and Thomson Finance S.A., to the Company's knowledge, no other person is the owner of more than 5% of the outstanding Ordinary Shares nor is the Company directly or indirectly owned or controlled by any other corporation or any government.

The percentages of shares held by each Director are shown based on the Ordinary Share Capital outstanding of 172,614,502 as at 31 December 2000.

                              Bright Station Plc

9. DIRECTORS' EMOLUMENTS AND INTERESTS IN ORDINARY SHARES (continued)

Options over Ordinary Shares


                                                                                        At
                                    At 1 January                               31 December
                                     2000, or if                               2000, or if
                                       later, on        Granted                earlier, on        Exercise    Exercis-     Exercis-
           Scheme                    appointment    (Cancelled)   Exercised     retirement           price   able from      able to

I Barton   -                                   -              -           -              -               -           -            -
M Hussey   -                                   -              -           -              -               -           -            -
R Lomnitz  Executive Scheme               32,000              -           -         32,000   (Pounds)0.935    04/05/03     04/05/10
           Unapproved Scheme              23,000              -           -         23,000   (Pounds)0.935    04/05/03     04/05/07
S Maller   SAYE Scheme/(3)/                7,040              -           -          7,040   (Pounds)0.490    01/12/99     31/05/00
           SAYE Scheme/(3)/                2,156              -           -          2,156   (Pounds)0.640    04/05/00     04/11/00
           SAYE Scheme/(3)/                  308              -           -            308   (Pounds)2.240    04/05/00     04/11/00
           SAYE Scheme/(3)/                  766              -           -            766   (Pounds)1.800    04/05/00     04/11/00
           SAYE Scheme/(3)/                  569              -           -            569   (Pounds)1.370    04/05/00     04/11/00
           SAYE Scheme/(3)/                1,174              -           -          1,174   (Pounds)0.990    04/05/00     04/11/00
           Unapproved Scheme/(4)/         30,000              -           -         30,000   (Pounds)1.885    14/03/00     04/05/01
           Unapproved Scheme/(4)/         30,000              -           -         30,000   (Pounds)1.730    04/05/00     30/04/02
           Unapproved Scheme/(4)/        120,000              -           -        120,000   (Pounds)1.500    04/05/00     08/10/02
           Executive Scheme/(4)/          62,727              -           -         62,727   (Pounds)1.100    24/03/97     04/05/01
           Executive Scheme/(4)/          20,000              -           -         20,000   (Pounds)0.800    25/04/98     04/05/01
           Executive Scheme/(4)/          17,500              -           -         17,500   (Pounds)2.480    04/10/98     04/05/01
           Unapproved Scheme/(4)/        250,000              -           -        250,000   (Pounds)4.000    04/05/00     02/07/03
D Mattey   SAYE Scheme                    17,045        (17,045)          -              -   (Pounds)0.990    01/07/04     31/12/04
           SAYE Scheme                         -         31,839           -         31,839   (Pounds)0.530    01/12/00     31/05/06
           Unapproved Scheme              30,000              -           -         30,000   (Pounds)1.730    30/04/01     30/04/05
           Unapproved Scheme             120,000              -           -        120,000   (Pounds)1.500    08/10/01     08/10/05
           Unapproved Scheme                   -         50,000           -         50,000   (Pounds)0.935    04/05/03     04/05/07
           Executive Scheme              122,727              -           -        122,727   (Pounds)1.100    24/03/97     24/03/04
           Unapproved Scheme             325,000              -           -        325,000   (Pounds)4.000    02/07/02     02/07/06
J Molle    Unapproved Scheme/(4)/         54,545              -           -         54,545   (Pounds)1.100    24/03/97     04/05/01
           Unapproved Scheme/(4)/         17,500              -           -         17,500   (Pounds)2.480    04/10/98     04/05/01
           Unapproved Scheme/(4)/         30,000              -           -         30,000   (Pounds)1.885    14/03/00     04/05/01
           US Stock Option Plan/(1)/      30,000              -           -         30,000   (Pounds)1.730    30/04/99     30/04/02
           US Stock Option Plan/(1)/     120,000              -           -        120,000   (Pounds)1.500    08/10/99     08/10/02
           Employee Stock Purchase
           Plan/(2)/                       5,276              -           -          5,276   (Pounds)0.560    05/05/00     05/05/00
           US Stock Option Plan/(1)/     250,000              -           -        250,000   (Pounds)4.000    04/05/00     02/07/03
           Unapproved Scheme/(4)/         50,000              -           -         50,000   (Pounds)4.000    04/05/00     02/07/03
C Morton   SAYE Scheme/(3)/               35,204              -           -         35,204   (Pounds)0.490    01/12/99     31/05/00
           Unapproved Scheme/(4)/         17,500              -           -         17,500   (Pounds)2.480    04/10/98     04/05/01
           Unapproved Scheme/(4)/         30,000              -           -         30,000   (Pounds)1.885    14/03/00     04/05/01
           Unapproved Scheme/(4)/         30,000              -           -         30,000   (Pounds)1.730    04/05/00     30/04/02
           Unapproved Scheme/(4)/        120,000              -           -        120,000   (Pounds)1.500    04/05/00     08/10/02
           Executive Scheme/(4)/          61,364              -           -         61,364   (Pounds)1.100    24/03/97     04/05/01
           Unapproved Scheme/(4)/        300,000              -           -        300,000   (Pounds)4.000    04/05/00     02/07/03
P Sommers  US Stock Option Plan/(1)/     200,000              -           -        200,000   (Pounds)1.500    08/10/99     08/10/08
           US Stock Option Plan/(1)/     200,000              -           -        200,000   (Pounds)0.900    02/07/00     02/07/09
           US Stock Option Plan/(1)/           -        200,000           -        200,000   (Pounds)0.935    04/05/01     04/05/10
           Employee Stock Purchase
           Plan/(2)/                       2,352           (428)     (1,924)             -   (Pounds)0.820    05/05/00     05/05/00
           Employee Stock Purchase
           Plan/(2)/                       5,276         (2,148)     (3,128)             -   (Pounds)0.560    05/05/00     05/05/00
           Unapproved Scheme/(4)/        600,000              -           -        600,000   (Pounds)4.000    04/05/00     02/07/03
           Individual arrangement              -        285,444           -        285,444   (Pounds)1.700    05/05/01     05/05/07
R Swank    Individual arrangement         26,844              -           -         26,844   (Pounds)2.200    14/11/98     14/11/04
           Individual arrangement         16,928              -           -         16,928   (Pounds)1.850    08/09/99     08/09/05
A Thomas   -                                   -              -           -              -               -           -            -
D Wagner   SAYE Scheme                    17,045        (17,045)          -              -   (Pounds)0.990    01/07/04     31/12/04
           SAYE Scheme                         -         31,839           -         31,839   (Pounds)0.530    01/12/00     31/05/06
           Unapproved Scheme              30,000              -           -         30,000   (Pounds)1.730    30/04/01     30/04/05
           Unapproved Scheme             130,000              -           -        130,000   (Pounds)1.500    08/10/01     08/10/05
           Unapproved Scheme                   -         50,000           -         50,000   (Pounds)0.935    04/05/03     04/05/07
           Executive Scheme              163,636              -           -        163,636   (Pounds)1.100    24/03/97     24/03/04
                                       ---------       --------     -------      ---------
Grand Total                            3,755,482        612,456      (5,052)     4,362,886
                                       =========       ========     =======      =========

                              Bright Station Plc

/(1)/ Under the terms of the US Stock Option Plan, options are granted in the form of ADSs at an exercise price expressed in US Dollars. Options granted under the US Stock Option Plan become exercisable in cumulative increments as determined by the Remuneration Committee of the Board of Directors. For the purpose of uniformity, all options detailed above are expressed in Ordinary shares and in Pounds Sterling.

On 4 May 2000, when Jason Molle transferred to Thomson, his options held under the US Stock Option Scheme became immediately exercisable, remaining so until the later of:

 .      12 months after the date of transfer, being 4 May 2001, or;

 .      the fourth anniversary after the date of grant

/(2)/ Under the terms of the Employee Stock Purchase Plan, rights were granted for eligible US employees to acquire beneficial ownership of Ordinary shares of the Company by purchasing ADSs. The purchase price may not be less than the lower of 85% of the fair market value of the ADSs on:

 .      the offering date, or;

 .      the purchase date

The total purchase price is met by accumulated payroll deductions over the course of the offering. All rights to purchase ADSs under the ESPP matured on completion of the ISD sale, whereupon they lapsed. For the purpose of uniformity, all rights to purchase ADSs under the ESPP detailed above are expressed in Ordinary shares and in Pounds Sterling. On exercise of his options under the ESPP3 and ESPP4 plans, Patrick Sommers made net gains of (Pounds)248 and (Pounds)1,225 respectively.

/(3)/ Following the transfer of Stephen Maller and Ciaran Morton to Thomson, all outstanding options under the SAYE Scheme became immediately exercisable (to the value of accumulated savings at the date of transfer) and remained exercisable for six months, whereupon they lapsed.

/(4)/ On completion of the ISD sale, options held under the Executive Scheme and Unapproved Scheme by Stephen Maller, Jason Molle, Ciaran Morton and Patrick Sommers became immediately exercisable and remain so for a period of 12 months commencing on the later of:

 .      the date of transfer, being 4 May 2000, or;

 .      the third anniversary after the date of grant


Long Term Incentive Plan Awards

                                Granted         At 31
                                 during      December      Exercisable      Exercisable
                                   2000          2000             from               to
R Lomnitz                       382,353       382,353         29/09/03         29/10/03
D Mattey                        500,000       500,000         29/09/03         29/10/03
D Wagner                        588,235       588,235         29/09/03         29/10/03

The first grant under the Long Term Incentive Plan was made on 29 September 2000. Release of the Restricted Share Awards detailed above is contingent on achievement of the pre-determined performance criteria set out in note 21 and on payment by the LTIP-holder to the Company of any employer's National Insurance liability arising thereon.

The mid market price of the Company's Ordinary shares on 29 December 2000, the last trading day in 2000, was 23.5(pence) per share and the range during 2000 was 23.5(pence) to 232.5(pence) per share. Further details of the Company's share option schemes are set out in note 21 to the financial statements.

None of the Directors have notified the Company of a beneficial interest in any other shares, transactions or arrangements that would require disclosure in the financial statements.

                              Bright Station plc

10. TAXATION ON LOSS ON ORDINARY ACTIVITIES

                                                                                            2000                1999
                                                                                    (Pounds)'000        (Pounds)'000
UK Corporation tax at 30% (1999: 31%)                                                         10                 (65)
Overseas tax                                                                                 166               1,413
Adjustment relating to earlier years                                                          71                 156
Deferred tax charge/(credit)                                                                  24                 (26)
                                                                                     -----------         -----------
Tax charge                                                                                   271               1,478
                                                                                     ============        ===========
11. (LOSS)/EARNINGS PER SHARE
                                                                                                            Restated
                                                                                            2000                1999

Attributable loss ((Pounds))                                                        (132,002,000)         (5,874,000)
Weighted average number of ordinary shares in issue (no.)                            166,572,662         151,928,606
                                                                                     ===========         ===========
Loss per share (pence)                                                                     (79.2)               (3.9)
                                                                                     ===========         ===========

12. INTANGIBLE FIXED ASSETS
                                                                                           Group             Company
                                                                                    (Pounds)'000        (Pounds)'000
Cost
At 31 December 1999 - as previously reported                                              55,840              17,360
Prior year adjustment (see note 12a)                                                      (1,152)               (818)
                                                                                     -----------         -----------
As restated at 31 December 1999                                                           54,688              16,542
Additions                                                                                  2,896                 489
Disposed of with ISD                                                                     (58,346)            (16,665)
Exchange adjustments                                                                       1,128                   -
                                                                                     -----------         -----------
At 31 December 2000                                                                          366                 366
                                                                                     ===========         ===========
Amortisation
At 31 December 1999 - as previously reported                                              28,810              12,461
Prior year adjustment (see note 12a)                                                        (376)               (259)
                                                                                     -----------         -----------
As restated at 31 December 1999                                                           28,434              12,202
Provision for year                                                                         3,918                 926
Disposed of with ISD                                                                     (32,583)            (12,762)
Exchange adjustments                                                                         597                   -
                                                                                     -----------         -----------
At 31 December 2000                                                                          366                 366
                                                                                     ===========         ===========
Net book amount
At 31 December 2000                                                                            -                   -
                                                                                     ===========         ===========
As restated at 31 December 1999                                                           26,254               4,340
                                                                                     ===========         ===========

(a) During the year the Company changed its accounting policy for the eCommerce, Web Solutions and Ventures divisions, as disclosed in note 1 to these financial statements, such that development costs associated with these divisions are expensed to the profit and loss account as incurred. The results for 2000 have been prepared on this revised basis, while the results for 1999 have been restated to reflect this policy change.

(b) The Company continues to capitalise intangible fixed assets that are acquired from outside of the Group together with their associated purchase costs.

                              Bright Station plc

13. GOODWILL

                                                                              Group
                                                                       (Pounds)'000
Cost
At 31 December 1999                                                          10,281
Additions                                                                       257
Disposed of with ISD                                                         (1,841)
Deferred consideration adjustment                                            (1,342)
Exchange Adjustment                                                              73
                                                                        -----------
At 31 December 2000                                                           7,428
                                                                        ===========
Amortisation
At 31 December 1999                                                             476
Disposed of with ISD                                                           (113)
Provision for year                                                              617
Exceptional provision for diminution in value                                 4,084
                                                                        -----------
At 31 December 2000                                                           5,064
                                                                        ===========
Net book amount
At 31 December 2000                                                           2,364
                                                                        ===========
At 31 December 1999                                                           9,805
                                                                        ===========


Write Works

On 18 November 1998, the Company acquired 100% of the share capital of Write Works Limited in an agreement that capped the maximum consideration (payable in cash and new Ordinary shares) at (Pounds)6,015,000, based on the achievement of certain earnings targets over the following two financial years (see note 24). An initial payment of (Pounds)2,152,000 was made on 18 November 1998 (consisting of cash of (Pounds)1,000,000 and the issue of 694,025 new Ordinary shares at a price of (Pounds)1.66 per share).

Due to the failure to meet certain of the earnings targets, the remaining deferred consideration was reduced and further consideration of (Pounds)1,674,000 (consisting of (Pounds)1,260,000 in cash and the issue of 428,796 new Ordinary shares at a price of (Pounds)0.96 per share) was paid on 11 May 2000. A supplemental agreement was made with the vendors on 20 July 2000 leading to a further cash payment of (Pounds)156,000 on 20 July 2000 and a final consideration of (Pounds)584,000 (consisting of (Pounds)450,180 in cash and the issue of 712,959 new Ordinary shares at a price of 18.8 pence per share) on 15 April 2001.

These adjustments to the consideration gave rise to a reduction of (Pounds)1,342,000 to goodwill.

In view of the trading performance of the eCommerce division, subsequently supported by the decision to terminate the eCommerce operations, the Company has made an exceptional provision of (Pounds)4,084,000 against the carrying value of the remaining goodwill balance associated with the acquisition of Write Works Limited.

Muscat
The residual goodwill relates to Muscat Limited, which was acquired on 14 August 1997. On 1 December 1999, the Company announced that it had acquired the remaining 30% minority interest in its UK subsidiary, Muscat Limited. The consideration of (Pounds)2,500,737 was satisfied by the issue of 3,012,936 Ordinary Shares at (Pounds)0.83 per share.

The resultant goodwill of (Pounds)2,490,000 has been capitalised and will subsequently be written off over 10 years as set out in Note 1.

                              Bright Station plc

14.  TANGIBLE FIXED ASSETS

                                   Leasehold                      Fixtures &           Motor
                                improvements       Equipment        fittings        vehicles           Total
GROUP                           (Pounds)'000    (Pounds)'000    (Pounds)'000    (Pounds)'000    (Pounds)'000
COST
At 31 December 1999                    3,219          29,914           2,774             362          36,269
Exchange adjustments                      49             270              49              (3)            342
Additions                                 10           2,526               9               -           2,545
Disposals                               (376)           (798)           (158)           (142)         (1,474)
Disposed of with ISD                  (1,857)        (26,842)         (2,127)           (189)        (31,015)
                                    --------        --------        --------        --------       ---------
At 31 December 2000                    1,022           5,070             547              28           6,667
                                    ========        ========        ========        ========       =========

Depreciation
At 31 December 1999                    2,154          18,059           1,420             298          21,931
Exchange adjustments                      12             115              16              (3)            140
Provided for the year                    106           3,358             171              22           3,657
Disposals                               (358)           (666)            (65)           (137)         (1,226)
Disposed of with ISD                  (1,177)        (16,907)         (1,041)           (155)        (19,280)
                                    --------        --------        --------        --------       ---------
At 31 December 2000                      737           3,959             501              25           5,222
                                    ========        ========        ========        ========       =========

Net book amount
At 31 December 2000                      285           1,111              46               3           1,445
                                    ========        ========        ========        ========       =========
At 31 December 1999                    1,065          11,855           1,354              64          14,338
                                    ========        ========        ========        ========       =========

The provision for depreciation in the year ended 31 December 2000 includes an amount of (Pounds)953,000 for the impairment of tangible fixed assets following a review of the business by the Board of Directors resulting in a decision to sell or terminate the Group's eCommerce division.

On 10 November 1999, the Company entered into an agreement with International Computers Limited ("ICL") to outsource the operations of its data center in Palo Alto, California for a period of seven years. In connection with this transaction, the Company sold certain assets in the Palo Alto data centre with a net book value of (Pounds)3,475,000 in return for cash of (Pounds)3,058,000 and a reduction in outsourcing charges of (Pounds)1,451,000. As part of the disposal of ISD any obligations arising under this arrangement will be recharged to Thomson Corporation.

Equipment includes assets under finance leases of (Pounds)49,000 and (Pounds)12,809,000 at 31 December 2000 and 1999, respectively. Accumulated depreciation relating to equipment under finance leases totalled (Pounds)2,000 and (Pounds)7,554,000 at 31 December 2000 and 1999, respectively.

                           Bright Station plc

                                      Leasehold                      Fixtures &           Motor
                                   improvements       Equipment        fittings        vehicles          Total
Company                            (Pounds)'000    (Pounds)'000    (Pounds)'000    (Pounds)'000   (Pounds)'000
Cost
At 31 December 1999                       1,002          11,357             591             318         13,268
Transfers (to)/from
 subsidiary undertakings                   (401)            126             123             (14)          (166)
Additions                                     4           2,126              15               -          2,145
Disposals                                     -             (47)              -            (128)          (175)
Disposed of with ISD                        (16)         (8,814)           (158)           (163)        (9,151)
                                      ---------       ---------       ---------       ---------      ---------
At 31 December 2000                         589           4,748             571              13          5,921
                                      =========       =========       =========       =========      =========

Depreciation
At 31 December 1999                         657           9,664             498             266         11,085
Transfers (to)/from
 subsidiary undertakings                   (247)            174              73             (14)           (14)
Provided for the year                        49           1,879              79              18          2,025
Disposals                                     -             (11)              -            (123)          (134)
Disposed of with ISD                          7          (7,872)           (112)           (137)        (8,114)
                                      ---------       ---------       ---------       ---------      ---------
At 31 December 2000                         466           3,834             538              10          4,848
                                      =========       =========       =========       =========      =========

Net book amount
At 31 December 2000                         123             914              33               3          1,073
                                      =========       =========       =========       =========      =========
At 31 December 1999                         345           1,693              93              52          2,183
                                      =========       =========       =========       =========      =========

The net book amounts of assets held under finance leases at 31 December 2000 was (Pounds)47,000 (1999: (Pounds)nil).

15.  FIXED ASSET INVESTMENTS

                                                                  (Pounds)'000

Group
At 31 December 1999                                                      9,635
Additions                                                                1,832
Amounts written off (note 7)                                            (1,944)
Disposals                                                               (2,580)
Disposed of with ISD                                                    (6,343)
                                                                      --------
At 31 December 2000                                                        600
                                                                      ========

The additions during the year ended 31 December 2000 relate to minority investments made by Bright Station Ventures in Internet related businesses.

The Company has provided (Pounds)1,944,000 against the carrying value of its portfolio of minority investments in the year ended 31 December 2000.

Included within investments is the Company's investment in Sopheon plc, a company listed on the Alternative Investment Market in London. This holding arose following the acquisition of Teltech Resources Network Corporation (in which the Company had an equity interest) by Sopheon plc for gross cash proceeds of (Pounds)2,699,000 and the issue of 429,127 shares by Sopheon. At 31 December 2000 the carrying amount of the Company's investment in Sopheon was (Pounds)300,000 and the market value was (Pounds)687,000.

                              Bright Station plc

15. FIXED ASSET INVESTMENTS (continued)

                                                                                     Long term
                                                                                      loans to
                                                                                         group
                                                              Investments            companies              Total
                                                             (Pounds)'000         (Pounds)'000       (Pounds)'000
Company
At 31 December 1999                                                63,221              123,301             186,522
Amounts written off                                                (4,693)                   -              (4,693)
Additions                                                           3,291                    -               3,291
Deferred consideration adjustment                                  (1,342)                   -              (1,342)
Disposals                                                          (2,581)            (123,301)           (125,882)
Disposed of with ISD                                              (48,706)                   -             (48,706)
Provisions for impairment                                            (344)                   -                (344)
Transfers to subsidiary undertakings                                 (100)                   -                (100)
                                                              -----------          -----------         -----------
At 31 December 2000                                                 8,746                    -               8,746
                                                              ===========          ===========         ===========

The following companies were the Group's principal subsidiary undertakings as at 31 December 2000 and have all been included in the consolidated accounts. Each subsidiary primarily does business in the country of its incorporation/registration and all equity is in the form of Ordinary shares or their equivalent.

                                                               Country of
                                                           incorporation/        Proportion of           Nature of
Company name                                                 registration          equity held            business
Bright Station Ventures Ltd                                       England                 100%                   1
Bright Station Contracts Ltd                                      England                 100%                   2
KMK DigiTex Co. Ltd                                                 Japan                 100%                   3
OfficeShopper.com Holdings plc                                    England                 100%                   4
OfficeShopper.com Ltd                                             England                 100%                   5
Smartlogik Holdings plc                                           England                 100%                   4
Smartlogik Inc                                                        USA                 100%                   6
Smartlogik Ltd                                                    England                 100%                   6
Sparza Ltd                                                        England                 100%                   7
WebTop.com Holdings plc                                           England                 100%                   4
WebTop Search Ltd (formerly WebTop.com Ltd)                       England                 100%                   8

Key - Nature of business
1     Investment company
2     Dormant company
3     Dormant company in process of liquidation
4     Holding company
5     Provision of on-line office supplies
6     Provision of knowledge management technology
7     Provision of eCommerce procurement systems
8     Provision of indexing and search technology

                              Bright Station plc

16. DEBTORS

                                                                                Group                         Company
                                                                  2000           1999           2000             1999
                                                          (Pounds)'000   (Pounds)'000   (Pounds)'000     (Pounds)'000
Amounts falling due within one year
Trade debtors                                                    1,268         30,362            435            6,417
Amounts owed by subsidiary undertakings                              -              -          1,491           26,488
Other debtors                                                      922          1,657            712              673
Prepayments and accrued income                                   1,067          4,671            777            1,680
                                                           -----------    -----------    -----------      -----------
                                                                 3,257         36,690          3,415           35,258
Amounts falling due in more than one year
Other debtors                                                       53              -              -                -
                                                           -----------    -----------    -----------      -----------
                                                                 3,310         36,690          3,415           35,258
                                                           ===========    ===========    ===========      ===========

Trade debtors for the Group are stated net of the allowance for doubtful trade debtor balances which amounted to (Pounds)97,975 at 31 December 2000 (1999:
(Pounds)2,184,000).

Trade debtors for the Company are stated net of the allowance for doubtful trade debtor balances which amounted to (Pounds)69,975 at 31 December 2000 (1999:
(Pounds)364,000).

17.  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                                Group                         Company
                                                                  2000           1999           2000             1999
                                                          (Pounds)'000   (Pounds)'000   (Pounds)'000     (Pounds)'000
Senior Credit Facility                                               -         30,075              -           30,075
Amounts owed to subsidiary undertakings                              -              -              -           14,052
Trade creditors                                                  2,914          8,095          1,878            2,806
Obligations under finance leases                                    20          1,813             20            1,729
Other creditors                                                    952          4,030            945            3,704
Taxation and social security                                       958          1,008            704              782
Corporation tax                                                      -            556              -                -
Accruals and deferred income                                     2,060         24,560          1,453            3,350
Deferred consideration - purchase of subsidiary
 (see note 24)                                                     450          1,437            450            1,437
                                                           -----------    -----------    -----------      -----------
                                                                 7,354         71,574          5,450           57,935
                                                           ===========    ===========    ===========      ===========

18.  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                                                       Group                         Company
                                                                         2000           1999           2000             1999
                                                                 (Pounds)'000   (Pounds)'000   (Pounds)'000     (Pounds)'000
$180 million 11% Senior Subordinated Notes due 2007                         -        108,231              -          108,231
Senior Credit Facility                                                      -         22,835              -           22,835
Other creditors                                                             -            355              -                -
Deferred consideration - purchase of subsidiary
       (see note 24)                                                        -          1,396              -            1,396
Obligations under finance leases                                           17          4,553             17            3,283
                                                                   ----------    -----------     ----------      -----------
                                                                           17        137,370             17          135,745
                                                                   ==========    ===========     ==========      ===========

                              Bright Station plc

18. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (continued)

Obligations under finance leases are due as follows:

                                                                                       Group                            Company
                                                                       2000             1999           2000                1999
                                                               (Pounds)'000     (Pounds)'000   (Pounds)'000        (Pounds)'000
Within 1 year                                                            20            1,813             20               1,729
Within 1 - 2 years                                                       17            3,629             17               3,283
Within 2 - 5 years                                                        -              924              -                   -
                                                                -----------      -----------    -----------         -----------
                                                                         37            6,366             37               5,012
                                                                ===========      ===========    ===========         ===========

19. PROVISION FOR LIABILITIES AND CHARGES

                                                                                 Termination
                                                                   Deferred      of property
                                                                   taxation           leases          Legal               Total
                                                               (Pounds)'000     (Pounds)'000   (Pounds)'000        (Pounds)'000
Group
At 31 December 1999                                                      89              566            775               1,430
Reclassification to creditors                                             -                -           (545)               (545)
Transfer from/(to) profit and loss account                               24                -           (230)               (206)
Disposed of with ISD                                                   (113)            (566)             -                (679)
                                                                -----------      -----------    -----------         -----------
At 31 December 2000                                                       -                -              -                   -
                                                                ===========      ===========    ===========         ===========

Deferred taxation

                                                                       2000             2000           1999                1999
                                                                  Potential      Provided in      Potential         Provided in
                                                                  Liability         accounts      Liability            accounts
                                                               (Pounds)'000     (Pounds)'000   (Pounds)'000        (Pounds)'000
Group
Fixed asset related                                                       -                -          2,704                   -
Other timing differences                                                  -                -             89                  89
                                                                -----------      -----------    -----------         -----------
                                                                          -                -          2,793                  89
                                                                ===========      ===========    ===========         ===========

At completion, the Group retains significant tax losses. The quantum of these is not yet agreed with the Inland Revenue. Subject to the agreement of the Inland Revenue, the total tax losses accrued at 31 December 2000 and their potential future benefit can be summarised as follows:
 .    (Pounds)56 million of capital losses available to offset future capital profits
 .    (Pounds)30 million of trading losses available to carry forward against profits arising from the same trade, as determined by the Inland Revenue
 .    (Pounds)12 million of non-trading deficits available to offset future non-
     trading profits.

                                                                       2000             2000           1999                1999
                                                                  Potential      Provided in      Potential         Provided in
                                                                  Liability         accounts      Liability            accounts
                                                               (Pounds)'000     (Pounds)'000   (Pounds)'000        (Pounds)'000
Company
Fixed asset related                                                       -                -          1,470                   -
Other timing differences                                                  -                -              -                   -
                                                                -----------      -----------    -----------         -----------
                                                                          -                -          1,470                   -
                                                                ===========      ===========    ===========         ===========

At 31 December 2000, the Company had approximately (Pounds)86.3 million of tax losses carried forward (1999: (Pounds)13.2 million) giving rise to an unprovided potential deferred tax asset of (Pounds)27.4 million (1999: (Pounds)3.9 million). Approximately (Pounds)56 million of these tax losses relate to the capital loss arising on the disposal of ISD (see note 6).

                              Bright Station plc

20. FINANCIAL INSTRUMENTS
The Group's principal financial instruments comprise cash and short-term deposits and finance leases as well as other financial instruments, such as trade debtors and trade creditors, that arise directly from its operations.

The Group is exposed to a number of different market risks including interest rates and foreign currency rates. The Board reviews and agrees policies to manage each of these risks as follows:

Interest rate risk
The Group deposits surplus funds at fixed rates of interest for relatively short maturities (less than one month).

Foreign currency risk
Given the relatively small scale of overseas operations, the Group has limited foreign currency exposure. Foreign currencies are purchased in the spot market as and when required.

Credit risk
The Group's policy is to place its cash and investments with high-quality financial institutions in order to limit the amount of credit exposure. The Group performs ongoing evaluations of its customers' financial condition and maintains provisions against potential credit losses. Such losses, in the aggregate, have not exceeded management expectations. Financial instruments which expose the Group to credit risk are cash, investments and trade debtors, which generally are not collateralised.

Liquidity risk
The Group maintains a balance between continuity of funding and flexibility through the use of deposits with a short maturity of less than one month.

Short-term debtors and creditors have been excluded from this note as permitted under FRS 13.

Interest rate risk profile of financial liabilities
The interest rate risk profile of financial liabilities of the Group at 31 December 2000 was as follows:

                                                                      Fixed         Floating
                                                                       rate             rate
                                                                  financial        financial        Finance
                                                                liabilities      liabilities         leases               Total
                                                               (Pounds)'000     (Pounds)'000   (Pounds)'000        (Pounds)'000
At 31 December 2000
Sterling                                                                  -                -            (37)                (37)
                                                                -----------      -----------    -----------         -----------
Total                                                                     -                -            (37)                (37)
                                                                ===========      ===========    ===========         ===========
At 31 December 1999
US Dollar                                                           114,550           52,910              -             167,460
Euro related                                                             47                -              -                  47
                                                                -----------      -----------    -----------         -----------
Total                                                               114,597           52,910              -             167,507
                                                                ===========      ===========    ===========         ===========

                              Bright Station plc

20. FINANCIAL INSTRUMENTS (continued)
Interest rate risk profile of financial assets
The interest rate risk profile of financial assets of the Group at 31 December 2000 was as follows:

                                                          2000              1999
                                                      Cash and          Cash and
                                                          bank              bank
                                                      deposits          deposits
                                                  (Pounds)'000      (Pounds)'000
Currency
Sterling                                                15,193             4,404
Euro related                                                 -               797
Japanese Yen                                               717             5,055
US Dollar                                                  424               265
                                                   -----------       -----------
Total                                                   16,334            10,521
                                                   ===========       ===========

At 31 December 2000, no deposits had a maturity of greater than one month. As such, the Company considers the interest rate exposure of cash and bank deposits to be floating.

The maturity profile of the Group's financial liabilities at 31 December 2000 is shown in note 18 to the financial statements.

Fair values of financial assets and financial liabilities
In the opinion of the Directors, the carrying amount of cash and bank deposits is a reasonable estimate of fair value and the market value of the finance lease obligations approximates the carrying amount, having regard to the interest rates available to the Group for similar borrowings at the balance sheet date.

                               Bright Station plc

21. SHARE CAPITAL


                                                                  2000                                 1999
                                                            Number     (Pounds)'000            Number     (Pounds)'000
Authorised:
Ordinary shares of 1 pence each                        250,000,000            2,500       199,827,000            1,998
                                                       ===========            =====       ===========            =====
Allotted, called up and fully paid:
Ordinary shares of 1 pence each                        172,614,502            1,726       154,943,398            1,549
                                                       ===========            =====       ===========            =====

During the two years ended 31 December 2000, the following movements occurred in the Ordinary Shares of the Company:

                                                                                    Shares              Shares
Dates                        Event                                                  Number        (Pounds)'000         Notes
As at 31 December 1998                                                         151,467,107               1,514
01/02/99 to 02/12/99         Allotment of shares under the 401(k) Plan             246,620                   3           (2)
29/06/99                     Employee Stock Purchase Plan                          132,248                   1           (4)
29/11/99 to 17/12/99         Save As You Earn share option exercises                84,487                   1           (5)
30/11/99                     Acquisition of outstanding Muscat Ltd
                             share capital                                       3,012,936                  30           (6)
                                                                               -----------              ------
As at 31 December 1999                                                         154,943,398               1,549
04/01/00 to 05/05/00         Allotment of shares under the 401(k) Plan              68,844                   1           (2)
10/01/00 to 19/07/00         Save As You Earn share option exercises               155,335                   2           (5)
03/03/00 to 15/03/00         Exercise of share options                             194,318                   2           (1)
06/03/00 to 06/05/00         Exercise of stock options                              31,196                   -           (7)
27/03/00                     Exercise of Muscat share options                       84,038                   1           (8)
05/05/00                     Allotment to JIYU Holdings Ltd                      7,038,123                  70           (9)
05/05/00                     Allotment to Thomson Finance SA                     9,297,290                  93          (10)
05/05/00                     Employee Stock Purchase Plan                           87,720                   1           (4)
10/05/00                     Allotment to Patrick Sommers                          285,444                   3          (11)
11/05/00                     Write Works Ltd acquisition - deferred
                             consideration                                         428,796                   4           (3)
                                                                               -----------              ------
As at 31 December 2000                                                         172,614,502               1,726
                                                                               ===========              ======

(1) Exercise of share options

A number of eligible employees exercised their share options at various dates throughout 2000 in accordance with the Company's share option schemes.



                                                                        Ordinary                                              Total
                                                                   Shares issued                    Price range       consideration
Year
2000                                                                     194,318   (Pounds)1.10 to (Pounds)1.885    (Pounds)267,637
                                                                     ===========   =============================    ===============

(2) 401(k) Investment Savings Plan contributions

Until 2 May 2000, the Company operated a defined contribution pension scheme in the US (the 401(k) Investment Savings Plan). The Company matched employee contributions to this Plan at various dates throughout 1998, 1999 and 2000, partially with the allotment of Ordinary shares valued at market price at the time of issue and subsequently converted into ADSs.

                                                         Ordinary     ADS                                                 Aggregate
                                                    Shares issued     equivalent                    Price range        market value
Year
1999                                                      246,620         61,655    (Pounds)0.66 to (Pounds)1.24    (Pounds)203,596
2000                                                       68,844         17,211    (Pounds)0.92 to (Pounds)1.63     (Pounds)80,108
                                                    =============     ==========    ============================    ===============

The Plan was terminated on 5 May 2000 due to the transfer of participants to Thomson Corporation.

(3) Acquisition of Write Works Ltd

On 11 May 2000 interim consideration of (Pounds)1,674,000 (consisting of (Pounds)1,260,000 in cash and the issue of 428,796 new Ordinary shares at a price of (Pounds)0.96 per share) was paid (see note 13).

                              Bright Station plc

21.  SHARE CAPITAL (continued)

(4)  Employee Stock Purchase Plan

The Company operated an Employee Stock Purchase Plan for US employees as defined by section 423(b) of the United States Internal Revenue Code of 1986.

                                    Ordinary            ADS          Aggregate
                               Shares issued     equivalent       market value
Year
1999                                 132,248         33,062    (Pounds)120,346
2000                                  87,720         21,930     (Pounds)57,850
                                  ==========     ==========    ===============

(5)  Save As You Earn option exercises

At various dates throughout 1999 and 2000, in accordance with the Company's Save As You Earn Option Scheme, a number of eligible employees exercised their share options.

                                    Ordinary                                      Total
                               Shares issued                    Price range      consideration
Year
1999                                  84,487                   (Pounds)0.49     (Pounds)41,399
2000                                 155,335   (Pounds)0.49 to (Pounds)0.64     (Pounds)79,348
                                 ===========   ============================     ==============

(6)  Acquisition of outstanding Muscat share capital

On 1 December 1999, the Company announced the acquisition of the remaining 30% interest in the share capital of Muscat Ltd. The purchase consideration was (Pounds)2,500,737, satisfied by the issue of 3,012,936 Ordinary shares of the Company. The Ordinary shares were valued at (Pounds)0.83 each, being the average mid-market price of Ordinary shares of the Company over the five trading days prior to 30 November 1999. The Company originally acquired 70% of Muscat Ltd in 1997.

(7)  Exercise of stock options

A number of eligible employees exercised their options over ADSs at various dates throughout 2000 in accordance with the Company's US Stock Option Scheme. The options were exercised at prices between (Pounds)0.78 and (Pounds)1.87 per share for a total consideration of (Pounds)31,019.

(8)  Exercise of Muscat share options

On 27 March 2000, 84,038 share options were exercised in accordance with the Muscat Unapproved Share Option Scheme at a price of (Pounds)0.43, representing a total consideration of (Pounds)36,136.

(9)  JIYU Holdings Ltd

On completion of the ISD sale, JIYU Holdings Ltd, a private investment company unconnected to any of the Company's existing shareholders or investors, subscribed for 7,038,123 new Ordinary shares at a price of 170.5p per share, for an aggregate cash consideration of (Pounds)12.0 million. During the year, JIYU Holdings Ltd transferred their holding to B D Holdings Ltd, another company in the same Group.

(10) Thomson Finance SA

Following the ISD sale, Thomson Finance SA agreed to subscribe for 9,297,290 new Ordinary shares in the Company at 170.5p per share, representing an aggregate cash consideration of (Pounds)15.9 million.

(11) Patrick Sommers

As shown in note 9 to the financial statements, Patrick Sommers was allotted 71,361 ADSs on completion of the ISD sale credited as fully paid at a price of $10.51 per ADS, being the average mid-market closing price for ADSs during the period 2 March 2000 to 13 April 2000. This allotment is equivalent to 285,444 ordinary shares. Patrick Sommers was restricted from disposing of these shares for a period of 12 months from the date of issue.

                              Bright Station plc

As at 31 December 2000, the Company had in place five option plans; the 1994 Executive Share Option Scheme, the 1994 Savings Related Share Option Scheme, the 1994 Unapproved Executive Share Option Scheme, the 1997 US Stock Option Plan and the 1998 Employee Stock Purchase Plan. Options over the Company's Ordinary shares were also granted as part of a rollover arrangement with employees of Muscat Ltd and options over American Depositary Shares were granted to certain Non-executive Directors of a US subsidiary under individual arrangements. Additionally, restricted share awards have been made under the Long Term Incentive Plan established on 5 September 2000.

At 31 December 2000, the following options are outstanding over the Company's shares:

Executive Scheme

Date of            Exercise              Normal exercise            ISD employee           Options         Options
Grant              price                          period         exercise period       outstanding     outstanding
                                                                                              2000            1999
24/03/1994         (Pounds)1.10     24/03/97 to 24/03/04                                   350,454         680,863
24/03/1994         (Pounds)1.10                                24/03/97 to 04/05/01        263,591               -
25/04/1995         (Pounds)0.80     25/04/98 to 25/04/05                                         -          20,000
25/04/1995         (Pounds)0.80                                25/04/98 to 04/05/01         20,000               -
04/10/1995         (Pounds)2.48     04/10/98 to 04/10/05                                    40,500         134,500
04/10/1995         (Pounds)2.48                                04/10/98 to 04/05/01         91,000               -
14/03/1997         (Pounds)1.89     14/03/00 to 14/03/07                                    47,980         103,880
14/03/1997         (Pounds)1.89                                14/03/00 to 04/05/01         32,500               -
09/04/1998         (Pounds)1.58     09/04/01 to 09/04/08                                    67,950         214,900
09/04/1998         (Pounds)1.58                                04/05/00 to 09/04/02        123,450               -
01/04/1999         (Pounds)1.21     01/04/02 to 01/04/09                                    36,892         158,832
01/04/1999         (Pounds)1.21                                04/05/00 to 01/04/03         96,940               -
02/07/1999         (Pounds)0.91     02/07/02 to 02/07/09                                    25,000          53,450
02/07/1999         (Pounds)0.91                                04/05/00 to 02/07/03          8,450               -
25/08/1999         (Pounds)0.74     25/08/02 to 25/08/09                                         -          30,000
25/08/1999         (Pounds)0.74                                04/05/00 to 25/08/03         20,000               -
04/05/2000         (Pounds)0.94     04/05/03 to 04/05/10                                   436,550               -
05/09/2000         (Pounds)0.70     05/09/03 to 05/09/10                                    69,805               -
                                                                                        ----------      ----------
Total                                                                                    1,731,062       1,396,425
                                                                                        ==========      ==========

                              Bright Station plc

21. SHARE CAPITAL (continued)

Unapproved Scheme

Date of       Exercise                Normal exercise                ISD employee        Options       Options
Grant         price                            period             exercise period    outstanding   outstanding
                                                                                            2000          1999
24/03/1994    (Pounds)1.10       24/03/97 to 24/03/01                                          -       128,863
24/03/1994    (Pounds)1.10                                   24/03/97 to 04/05/01        128,863             -
04/10/1995    (Pounds)2.48       04/10/98 to 04/10/02                                      7,500       105,500
04/10/1995    (Pounds)2.48                                   04/10/98 to 04/05/01         90,500             -
02/01/1996    (Pounds)2.29       02/01/99 to 02/01/03                                          -        21,834
28/02/1996    (Pounds)1.75       28/02/99 to 28/02/03                                     15,000        15,000
16/08/1996    (Pounds)2.87       16/08/99 to 16/08/03                                     25,000       120,000
16/08/1996    (Pounds)2.87                                   16/08/99 to 04/05/01         60,000             -
14/03/1997    (Pounds)1.89       14/03/00 to 14/03/04                                    137,020       448,620
14/03/1997    (Pounds)1.89                                   14/03/00 to 04/05/01        265,000             -
26/03/1997    (Pounds)2.00       26/03/00 to 26/03/04                                      7,500         7,500
09/04/1998    (Pounds)1.58       09/04/01 to 09/04/05                                    146,050       376,600
09/04/1998    (Pounds)1.58                                   04/05/00 to 09/04/02        206,050             -
30/04/1998    (Pounds)1.73       30/04/01 to 30/04/05                                     90,000       150,000
30/04/1998    (Pounds)1.73                                   04/05/00 to 30/04/02         60,000             -
08/09/1998    (Pounds)1.70       08/09/01 to 08/09/05                                     10,000        10,000
08/10/1998    (Pounds)1.50       08/10/01 to 08/10/05                                    400,000       790,000
08/10/1998    (Pounds)1.50                                   04/05/00 to 08/10/02        240,000             -
01/04/1999    (Pounds)1.21       01/04/02 to 01/04/06                                     58,108       261,168
01/04/1999    (Pounds)1.21                                   04/05/00 to 01/04/03        173,060             -
02/07/1999    (Pounds)0.91       02/07/02 to 02/07/06                                     75,000        86,550
02/07/1999    (Pounds)0.91                                   04/05/00 to 02/07/03         11,550             -
02/07/1999    (Pounds)4.00       02/07/02 to 02/07/06                                    925,000     1,525,000
02/07/1999    (Pounds)4.00                                   04/05/00 to 02/07/03        600,000             -
04/05/2000    (Pounds)0.94       04/05/03 to 04/05/07                                    517,450             -
04/05/2000    (Pounds)0.94                                   04/05/00 to 04/05/04         53,000             -
05/09/2000    (Pounds)0.70       05/09/03 to 05/09/07                                     17,195             -
                                                                                       ---------     ---------
Total                                                                                  4,318,846     4,046,635
                                                                                       =========     =========


Muscat Unapproved Scheme

Date of       Exercise                Normal exercise                                    Options       Options
Grant         price                            period                                outstanding   outstanding
                                                                                            2000          1999
01/10/1997    (Pounds)0.44       01/10/00 to 01/10/04                                    128,270       128,270
20/10/1997    (Pounds)0.43       20/10/99 to 20/10/04                                          -       168,077
01/01/1998    (Pounds)0.59       01/01/01 to 01/01/05                                     44,231        88,462
01/04/1998    (Pounds)0.67       01/04/01 to 01/04/05                                    103,206       132,693
01/09/1998    (Pounds)0.67       01/09/01 to 01/09/05                                     36,859        36,859
01/11/1998    (Pounds)0.67       01/11/01 to 01/11/05                                          -        58,974
01/12/1998    (Pounds)0.67       01/12/01 to 01/12/05                                          -        29,487
                                                                                      ---------      ---------
Total                                                                                   312,566        642,822
                                                                                      =========      =========

                                              Bright Station plc

Savings Related Share Option Scheme

Date of
Savings       Exercise                Normal exercise                                   Options        Options
Contract      price                            period                               outstanding    Outstanding
                                                                                           2000           1999
01/12/1994    (Pounds)0.49       01/12/99 to 31/05/00                                         -        133,774
01/06/1995    (Pounds)0.64       01/06/00 to 30/11/00                                         -         99,183
01/12/1995    (Pounds)2.24       01/12/00 to 31/05/01                                         -          2,464
01/06/1996    (Pounds)1.80       01/06/01 to 30/11/01                                     5,750         25,680
01/05/1997    (Pounds)1.74       01/05/02 to 31/10/02                                         -          2,378
01/07/1998    (Pounds)1.37       01/07/01 to 31/12/01                                     9,820         55,216
01/07/1998    (Pounds)1.37       01/07/03 to 31/12/03                                     7,554         37,869
01/07/1999    (Pounds)0.99       01/07/02 to 31/12/02                                    30,724        118,586
01/07/1999    (Pounds)0.99       01/07/04 to 31/12/04                                    21,135        128,108
01/12/2000    (Pounds)0.53       01/12/03 to 31/05/04                                   272,696              -
01/12/2000    (Pounds)0.53       01/12/05 to 31/05/06                                    84,054              -
                                                                                      ---------      ---------
Total                                                                                   431,733        603,258
                                                                                      =========      =========


Long Term Incentive Plan Awards

                                                                                     Restricted     Restricted
                                                                                          Share          Share
Date of       Exercise                                             Normal exercise       Awards         Awards
Grant         price/(1)/                                                    period  outstanding    outstanding
                                                                                           2000           1999
29/09/2000    Fixed at time of exercise                       29/09/03 to 29/10/03    2,926,470              -
19/12/2000    Fixed at time of exercise                       19/12/03 to 19/01/04      260,000              -
                                                                                      ---------      ---------
Total                                                                                 3,186,470              -
                                                                                      =========      =========

(1) The release of Restricted Share Awards is contingent on the achievement of pre-determined performance criteria, set out in the latter part of this note, and on payment by the employee to the Company of any employers' National Insurance liability arising upon exercise.

At 31 December 2000, the following options are outstanding over the Company's American Depositary Shares:


Employee Stock Purchase Plan

Date of
Savings       Exercise                Normal exercise                                   Options        Options
Contract      price                              date                               outstanding    outstanding
                                                                                           2000           1999
01/10/1998    $10.49                       30/09/2000                                         -          4,577
23/04/1999    $ 8.50                       22/04/2001                                         -         13,072
05/10/1999    $ 3.79                       04/10/2000                                         -         32,134
                                                                                      ---------      ---------
Total                                                                                         -         49,783
                                                                                      =========      =========

                              Bright Station plc

21. SHARE CAPITAL (continued)
US Stock Option Plan

Date of             Exercise          Normal exercise                ISD employee               Options           Options
Grant               price                  period/(1)/        exercise period/(2)/          outstanding       outstanding
                                                                                                   2000              1999
09/04/1998           $ 11.00     09/04/99 to 09/04/08                                             8,625            94,375
09/04/1998           $ 11.00                                 09/04/99 to 09/04/02                 3,125                 -
30/04/1998           $ 11.88     30/04/99 to 30/04/08                                                 -             7,500
30/04/1998           $ 11.88                                 30/04/99 to 30/04/02                 7,500                 -
08/09/1998           $ 11.81     08/09/99 to 08/09/08                                                 -            18,000
08/10/1998           $  9.90     08/10/99 to 08/10/08                                            65,000           110,000
08/10/1998           $  9.90                                 08/10/99 to 08/10/02                30,000                 -
01/04/1999           $  8.00     01/04/00 to 01/04/09                                            10,000           147,750
01/04/1999           $  8.00                                 01/04/00 to 01/04/03                11,250                 -
02/07/1999           $  5.75     02/07/00 to 02/07/09                                            50,000            90,000
02/07/1999           $ 25.74     02/07/02 to 02/07/06                                            37,500           162,500
02/07/1999           $ 25.74                                 04/05/00 to 02/07/03                62,500                 -
25/08/1999           $  4.75     25/08/00 to 25/08/09                                                 -             6,250
04/05/2000           $  3.74     04/05/01 to 04/05/10                                            58,000                 -
                                                                                            -----------       -----------
Total                                                                                           343,500           636,375
                                                                                            ===========       ===========

/(1)/ Options become exercisable in stages. After one year, up to 1/4 of the number of options granted may be exercised. For the next three years 1/48 of the remaining options become exercisable each subsequent month.

/(2)/ Certain ISD employees' stock options became fully vested on 4 May 2000 and remain exercisable during the periods shown, in accordance with change of control provisions in their employment contracts. Options held by all other employees who transferred to ISD became exercisable on completion, thereafter they lapsed.

Individual US arrangements

Date of              Exercise                                           Options           Options
Grant                price            Exercise period               outstanding       outstanding
                                                                           2000              1999
14/11/1997           $ 14.90        14/11/98 to 14/11/04                  6,711             6,711
12/12/1997           $ 10.63        12/12/97 to 05/08/00 /(1)/                -             6,250
08/09/1998           $ 11.81        08/09/99 to 08/09/05                  4,232             4,232
01/04/1999           $  8.00        01/04/99 to 05/08/00 /(1)/                -             6,250
05/05/2000           $ 10.51        05/05/01 to 05/05/07                 71,361                 -
                                                                    -----------       -----------
Total                                                                    82,304            23,443
                                                                    ===========       ===========

/(1)/ Options become exercisable in cumulative monthly increments during the year following the date of grant.

Total outstanding options and awards granted over Ordinary share equivalents              11,683,893

1994 Executive Share Option Scheme

In March 1994, the Company adopted the Inland Revenue approved 1994 Executive Share Option Scheme. Under the terms of the Executive Scheme, options to acquire Ordinary shares may be granted at the discretion of the Remuneration Committee of the Board of Directors to any employee, including full-time employee Directors. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and the closing market price of

                               Bright Station plc
an Ordinary share on the day preceding the date of grant. Options under the Executive Scheme generally become exercisable on the third anniversary of the date of grant and lapse on the tenth anniversary of the date of grant. The number of options which can be granted under the Executive Scheme and the aggregate exercise price of options available to any individual under an approved scheme was limited to (Pounds)30,000 in the Finance Act 1996. Transactions under the Executive Scheme for the year ended 31 December 2000 were as follows:

                                                                               Number of
                                                                                 options      Exercise        Weighted
                                                                             outstanding         price         average
                                                                                    000s      (Pounds)        (Pounds)
At 31 December 1999                                                                1,396     0.74-2.48            1.36
Granted                                                                              585     0.70-0.94            0.91
Cancelled                                                                           (176)    0.70-2.48            1.15
Exercised                                                                            (74)    1.10-1.89            1.18
                                                                             -----------   -----------     -----------
At 31 December 2000                                                                1,731     0.70-2.48            1.24
                                                                             ===========   ===========     ===========
Exercisable at 31 December 1999                                                      835     0.80-2.48            1.32
                                                                             -----------   -----------     -----------
Exercisable at 31 December 2000                                                    1,095     0.74-2.48            1.37
                                                                             ===========   ===========     ===========

On completion of the ISD sale, options held by employees who transferred to Thomson became exercisable and remain so for a period of 12 months commencing on the later of 4 May 2000 and the third anniversary of the date of grant of the option.

1994 Unapproved Executive Share Option Scheme

In March 1994, the Company adopted the 1994 Unapproved Executive Share Option Scheme (the "Unapproved Scheme"). Under the terms of the Unapproved Scheme, options to subscribe for Ordinary shares may be granted at the discretion of the Remuneration Committee of the Board of Directors to any employee, including full-time employee Directors. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and the closing market price of an Ordinary share on the day preceding the date of grant. Options under the Unapproved Scheme generally become exercisable on the third anniversary of the date of grant and lapse on the seventh anniversary of the date of grant. The number of shares over which options may be granted under the Unapproved Scheme is consistent with institutional investor guidelines on overall limits applicable to employee share schemes. Transactions under the Unapproved Scheme for the year ended 31 December 2000 were as follows:

                                                      Number of
                                                        options         Exercise        Weighted
                                                    outstanding            price         average
                                                           000s         (Pounds)        (Pounds)
At 31 December 1999                                       4,046        0.91-4.00            2.53
Granted                                                     589        0.70-0.94            0.93
Cancelled                                                  (196)       0.94-2.87            1.92
Exercised                                                  (120)            1.50            1.50
                                                    -----------      -----------     -----------
At 31 December 2000                                       4,319        0.70-4.00            2.37
                                                    ===========      ===========     ===========
Exercisable at 31 December 1999                             514        1.10-2.87            2.00
                                                    -----------      -----------     -----------
Exercisable at 31 December 2000                             737        0.94-4.00            2.35
                                                    ===========      ===========     ===========

On completion of the ISD sale, options held by employees who transferred to Thomson became exercisable and remain so for a period of 12 months commencing on the later of 4 May 2000 and the third anniversary of the date of grant of the option.

                              Bright Station plc

21. SHARE CAPITAL (continued)

1998 Muscat Unapproved Share Option Scheme

The remaining 30% of the issued share capital of Muscat Ltd (see note 13) was acquired in December 1999. Prior to the transaction, various Muscat employees held a total of 436 options at exercise prices ranging from (Pounds)627 to (Pounds)1,100. Under the 1998 Muscat Unapproved Share Option Scheme, these employees were offered, and accepted a total of 642,822 replacement options over Ordinary shares of the Company at exercise prices ranging from (Pounds)0.43 to (Pounds)0.67 per share. Transactions under the Muscat Scheme for the year ended 31 December 2000 were as follows:

                                                      Number of
                                                        options         Exercise      Weighted
                                                    outstanding            price       average
                                                           000s         (Pounds)      (Pounds)
At 31 December 1999                                        643         0.43-0.67          0.55
Cancelled                                                 (246)        0.43-0.67          0.57
Exercised                                                  (84)             0.43          0.43
At 31 December 2000                                        313         0.44-0.67          0.56
                                                        ======         =========        ======
Exercisable at 31 December 1999                             42              0.43          0.43
                                                        ------         ---------        ------
Exercisable at 31 December 2000                            128              0.44          0.44
                                                        ======         =========        ======

On completion of the ISD sale, options held by employees who transferred to Thomson became exercisable for a period of six months, whereupon they lapsed.


1994 Savings Related Share Option Scheme

In March 1994, the Company adopted the 1994 Savings Related Share Option Scheme ("SAYE Scheme"), which was subsequently approved by the Inland Revenue. Under the rules of the SAYE Scheme, employees and full-time employee Directors with more than six months' service are eligible to participate. All options are linked to a contractual savings plan. Participants may save between (Pounds)5 and (Pounds)250 per month over a three or five year period, at the end of which they are granted a tax-free bonus. Participants may withdraw from their savings contract at any time (although their options will then lapse) and are not obliged to exercise their options at the date of maturity. The exercise price is determined at the date of grant of options and shall not be less than the par value of an Ordinary share and 85% of the market value of an Ordinary share at the date of invitation, which ever is the higher. Options under the SAYE Scheme normally become exercisable on the bonus date and remain exercisable for a period of six months. The number of shares over which options may be granted under the SAYE Scheme is consistent with institutional investor guidelines on overall limits applicable to a company's employee share schemes. Transactions under the SAYE Scheme for the year ended 31 December 2000 were as follows:

                                                                               Number of
                                                                                 options      Exercise        Weighted
                                                                             outstanding         price         average
                                                                                    000s      (Pounds)        (Pounds)
At 31 December 1999                                                                  603     0.49-2.24            0.92
Granted                                                                              412          0.53            0.53
Cancelled                                                                           (428)    0.53-2.24            0.98
Exercised                                                                           (155)    0.49-0.64            0.51
                                                                             -----------   -----------     -----------
At 31 December 2000                                                                  432     0.53-1.80            0.64
                                                                             ===========   ===========     ===========
Exercisable at 31 December 1999                                                      134          0.49            0.49
                                                                             -----------   -----------     -----------
Exercisable at 31 December 2000                                                        -             -               -
                                                                             ===========   ===========     ===========

                              Bright Station plc

On completion of the ISD sale, options held by employees who transferred to Thomson became exercisable for a period of six months, whereupon they lapsed.


Long Term Incentive Plan

In September 2000, the Company adopted the Long Term Incentive Plan ("LTIP"). Under the rules of the LTIP, key executives selected by the Remuneration Committee may receive a deferred promise by the Company to provide shares at no cost. Awards under the LTIP will normally vest at the end of the "Restricted Period" of three years, following the achievement of predetermined performance criteria and on payment by the employee to the Company of any employers' National Insurance liability arising thereon. There are two performance criteria associated with all awards made to date:

The performance of the Company's share price over the Restricted Period must equal or exceed the performance of the techMARK All Share Index for the same period and the proportion of the award released at the end of the Restricted Period is determined as detailed:

Company's final average share price
at the end of the Restricted Period     Percentage of award released
Less than (Pounds)1.80                   0%
(Pounds)1.80                            25%
Between (Pounds)1.80 and (Pounds)2.20   Proportionate release between 25% and 100%
(Pounds)2.20 and above                   100%

Transactions under the LTIP for the year ended 31 December 2000 were as follows:

                                                                       000's

At 31 December 1999                                                        -
Granted                                                                3,186
                                                                 -----------
At 31 December 2000                                                    3,186
                                                                 ===========
Exercisable at 31 December 1999                                            -
                                                                 -----------
Exercisable at 31 December 2000                                            -
                                                                 ===========

1998 US Employee Stock Purchase Plan

In June 1998 the Company adopted the 1998 US Employee Stock Purchase Plan (the "ESPP"), which provides for the grant of "Rights" to purchase ADSs in the Company. The Rights are intended to qualify as options issued under "employee stock purchase plans" as defined in Section 423(b) of the Internal Revenue Code of 1986, as amended ("the Code"). During the period June 1998 to 4 May 2000, all US resident employees including full-time employee Directors were eligible to participate. Rights under an offering were linked to accumulated payroll deductions over the course of an offering. Participants were entitled to withdraw from the ESPP at any time during an offering, although their Rights would then lapse. The purchase price of the ADSs was not less than 85% of the fair market value of ADSs on the offering date or on the purchase date, which ever was the lower. The purchase price included any UK stamp duty reserve tax payable in respect of the issue of ADSs.

Under US law, an individual may not purchase more than $25,000 worth of ADSs in any calendar year (as determined by the fair market value on the offering date). The number of shares over which Rights may be granted under the ESPP is consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes.

                              Bright Station plc

21. SHARE CAPITAL (continued)

All rights to acquire ADSs under the ESPP matured on completion of the sale of ISD to Thomson, whereupon 42 employees exercised their options. Transactions under the ESPP for the year ended 31 December 2000 were as follows:

                                                   Number
                                               of options
                                                over ADSs        Exercise        Weighted
                                              outstanding           price         average
                                                     000s               $               $
At 31 December 1999                                   41       3.79-10.49            5.64
Cancelled                                            (19)      3.79-10.49            5.49
Exercised                                            (22)       3.46-5.08            4.06
                                              ----------      -----------     -----------
At 31 December 2000                                    -                -               -
                                              ==========      ===========     ===========
Exercisable at 31 December 1999                        -                -               -
                                              ----------      -----------     -----------
Exercisable at 31 December 2000                        -                -               -
                                              ==========      ===========     ===========


1997 US Stock Option Plan
In November 1997 the Company adopted the 1997 US Stock Option Plan (the "USSOP"), which provides for the grant of both incentive and non-statutory stock options to purchase ADSs in the Company. Incentive stock options granted under the USSOP are intended to qualify as incentive stock options within the meaning of Section 422 of the US Internal Revenue Code of 1986, as amended (the "Code"). Non-statutory stock options granted under the USSOP are not intended to qualify as incentive stock options, as defined by the Code. Under the terms of the USSOP, options to acquire ADSs may be granted by the Remuneration Committee to any US resident employees including full-time employee Directors.

The exercise price of incentive stock and non-statutory options under the USSOP may not be less than the fair market value of the ADSs subject to option on the date of grant and, in some cases, may not be less than 110% of such fair market value. Options granted under the USSOP vest in cumulative increments, as determined by the Remuneration Committee, and lapse no later than the tenth anniversary of the date of grant.

The number of shares over which options may be granted under the USSOP is consistent with institutional investor guidelines on overall limits applicable to employee share schemes. Transactions under the USSOP for the year ended 31 December 2000 were as follows:

                                                      Number
                                                  of options
                                                   over ADSs      Exercise        Weighted
                                                 outstanding         price         average
                                                        000s             $               $
At 31 December 1999                                      637    4.75-25.74           13.11
Granted                                                   58          3.74            3.74
Cancelled                                               (343)   5.75-25.74           11.96
Exercised                                                 (8)   4.75-11.81            6.15
                                                 -----------   -----------     -----------
At 31 December 2000                                      344    3.74-25.74           12.83
                                                 ===========   ===========     ===========
Exercisable at 31 December 1999                           80    9.90-25.74           10.65
                                                 -----------   -----------     -----------
Exercisable at 31 December 2000                          186    5.75-11.88            8.71
                                                 ===========   ===========     ===========

                              Bright Station plc

Individual US arrangements
Between 1997 and 1999, options over ADSs were granted at the prevailing market value to certain individuals who were Non-executive Directors of The Dialog Corporation, the Company's North American subsidiary at the time. Additionally, on 5 May 2000, Patrick Sommers was granted an option over 71,361 ADSs at a strike price of $10.51 under an individual arrangement pursuant to an agreement detailed in Note 9.Transactions under these individual US schemes up to 31 December 2000 were as follows:

                                            Number
                                        of options
                                         over ADSs      Exercise      Weighted
                                       outstanding         price       average
                                              000s             $             $

At 31 December 1999                             23    8.00-14.90         11.36
Granted                                         71         10.51         10.51
Cancelled                                      (12)   8.00-10.63          9.32
                                       -----------   -----------   -----------
At 31 December 2000                             82   10.51-14.90         10.93
                                       ===========   ===========   ===========
Exercisable at 31 December 1999                 23    8.00-14.90         11.37
                                       -----------   -----------   -----------
Exercisable at 31 December 2000                 11   11.81-14.90         13.71
                                       ===========   ===========   ===========

Warrants
On 17 May 1999, the Company agreed a new term facility of $25 million with Chase Manhattan Bank International Ltd ("Chase"); between May 1999 and November 1999, the Company issued a total of 3.0 million warrants to Chase to subscribe for Ordinary shares in the Company. 1.5 million of those warrants entitle Chase to subscribe for Ordinary shares at any time before 11 October 2002 (the "2002 Warrants"). The remaining 1.5 million warrants entitle Chase to subscribe for Ordinary shares at any time up to 14 May 2004 (the "2004 Warrants"). The subscription price payable for an Ordinary share on exercise of a warrant is
90.6 pence.

The number of 2002 Warrants and 2004 Warrants and/or the exercise price are adjustable on the occurrence of certain events, including a capital reorganisation of the Company, a distribution of assets to shareholders or an issue of Ordinary shares for cash at less than "Fair Market Value", being defined (whilst the Ordinary shares are listed) as the average of the daily market prices for an Ordinary share for the 30 consecutive dealing days commencing 45 dealing days before the relevant date.

On 12 November 1999, warrants to subscribe for an additional 6 million Ordinary shares (the "2009 Warrants") were issued to the Company's senior lenders, in consideration of their agreement to relax the covenant arrangements related to the refinancing of the Company's senior debt. The 2009 Warrants may be exercised in whole or in part at any time before 12 November 2009, at a subscription price of 90.6 pence per Ordinary share.

The terms of the 2009 Warrants contain provisions to protect the holders of those warrants and, for adjusting the subscription price and the number of warrants in certain circumstances, as discussed above in relation to the 2002 and 2004 Warrants.

At the date of this report, no warrants had been exercised into Ordinary shares of the Company.

                              Bright Station plc

22. SUBSIDIARY COMPANY SHARE OPTIONS
On 5 September 2000, the Company adopted discretionary share option schemes in respect of four designated subsidiaries; OfficeShopper, Smartlogik, Sparza and WebTop, for the incentivisation and benefit of key management and staff within each company.

Under the schemes, which are administered by the Board of Bright Station, eligible employees may be granted options to acquire Ordinary shares in the relevant subsidiary at a price no less than the higher of:

(a)  the aggregate nominal value of the Ordinary shares under option; or

(b) the aggregate market value of the Ordinary shares under option at the date of grant as determined by the Board.

1/12 of the number of options granted vest at three monthly intervals following the date of grant, becoming fully vested on the third anniversary of grant. Where a participant ceases to hold office within the Group, their vested options remain exercisable for a period of three years, unless they leave for a specified reason such as misconduct. However, neither employees nor former employees may exercise their options unless pre-determined performance criteria are met.

The aggregate number of shares issued and issuable pursuant to the subsidiary share option schemes may not exceed 15% of the subsidiary's issued share capital in any consecutive ten year period. Options not exercised before the expiry of ten years from the date of grant shall lapse.

At 31 December 2000, the following options were outstanding over Ordinary shares of subsidiary companies:




OfficeShopper Unapproved Scheme
                                                                                               Options            Options
Date of Grant                  Exercise price                                              outstanding        outstanding
                                                                                                  2000               1999
13/10/2000                        (Pounds)0.17                                               3,000,000                  -
                                                                                           -----------        -----------
Total                                                                                        3,000,000                  -
                                                                                           ===========        ===========

Smartlogik Unapproved Scheme
                                                                                               Options            Options
Date of Grant                  Exercise price                                              outstanding        outstanding
                                                                                                  2000               1999
13/10/2000                        (Pounds)2.67                                               3,287,000                  -
30/11/2000                        (Pounds)2.67                                                 388,500                  -
                                                                                           -----------        -----------
Total                                                                                        3,675,500                  -
                                                                                           ===========        ===========

WebTop.com Unapproved Scheme
                                                                                               Options            Options
Date of Grant                  Exercise price                                              outstanding        outstanding
                                                                                                  2000               1999
13/10/2000                        (Pounds)0.84                                               1,916,000                  -
13/10/2000                        (Pounds)0.75                                               1,600,000                  -
30/11/2000                        (Pounds)0.84                                                 972,000                  -
                                                                                           -----------        -----------
Total                                                                                        4,488,000                  -
                                                                                           ===========        ===========

No grants were made during the year under the Sparza Unapproved Scheme.

                              Bright Station plc

The OfficeShopper.com Holdings plc 2000 Unapproved Share Options Scheme Transactions under the Scheme for the year ended 31 December 2000 were as follows:

                                                                                  Number
                                                                              of options      Exercise        Weighted
                                                                             outstanding         price         average
                                                                                              (Pounds)        (Pounds)
At 31 December 1999                                                                    -             -               -
Granted                                                                        3,000,000          0.17            0.17
                                                                             -----------   -----------     -----------
At 31 December 2000                                                            3,000,000          0.17            0.17
                                                                             ===========   ===========     ===========
Exercisable at 31 December 1999                                                        -             -               -
                                                                             -----------   -----------     -----------
Exercisable at 31 December 2000                                                        -             -               -
                                                                             ===========   ===========     ===========

The Smartlogik Holdings plc 2000 Unapproved Share Options Scheme
Transactions under the Scheme for the year ended 31 December 2000 were as follows:

                                                                                  Number
                                                                              of options      Exercise        Weighted
                                                                             outstanding         price         average
                                                                                              (Pounds)        (Pounds)
At 31 December 1999                                                                    -             -               -
Granted                                                                        3,911,500          2.67            2.67
Cancelled                                                                       (236,000)         2.67            2.67
                                                                             -----------   -----------     -----------
At 31 December 2000                                                            3,675,500          2.67            2.67
                                                                             ===========   ===========     ===========
Exercisable at 31 December 1999                                                        -             -               -
                                                                             -----------   -----------     -----------
Exercisable at 31 December 2000                                                        -             -               -
                                                                             ===========   ===========     ===========

The WebTop.com Holdings plc 2000 Unapproved Share Options Scheme
Transactions under the Scheme for the year ended 31 December 2000 were as follows:

                                                                                  Number
                                                                              of options      Exercise        Weighted
                                                                             outstanding         price         average
                                                                                               (Pounds)        (Pounds)
At 31 December 1999                                                                    -             -               -
Granted                                                                        4,516,000     0.75-0.84            0.81
Cancelled                                                                        (28,000)         0.84            0.84
                                                                             -----------   -----------     -----------
At 31 December 2000                                                            4,488,000     0.75-0.84            0.81
                                                                             ===========   ===========     ===========
Exercisable at 31 December 1999                                                        -             -               -
                                                                             -----------   -----------     -----------
Exercisable at 31 December 2000                                                        -             -               -
                                                                             ===========   ===========     ===========

                              Bright Station plc

23. SHARE PERMIUM

                                                                                                   2000              1999
                                                                                           (Pounds)'000      (Pounds)'000
Balance at 1 January                                                                            154,949           152,128
Premium arising on shares issued                                                                 28,085                 -
Premium arising on shares issued on exercise of options                                           1,023               350
Premium arising on shares issued on placing/flotation
and acquisitions of fixed asset investments                                                           -             2,471
                                                                                           ------------      ------------
Balance at 31 December                                                                          184,057           154,949
                                                                                           ============      ============

24. SHARES TO BE ISSUED

On 18 November 1998, the Company acquired 100% of the share capital of Write Works Limited in an agreement that capped the maximum consideration (payable in cash and new Ordinary shares) at (Pounds)6,015,000, based on the achievement of certain earnings targets over the following two financial years.

Due to the failure to meet certain of the earnings targets, the remaining deferred consideration was reduced and further partial consideration of (Pounds)1,674,000 (consisting of (Pounds)1,260,000 in cash and the issue of 428,796 new Ordinary Shares at a price of (Pounds)0.96 per share) was paid on 11 May 2000. A supplemental agreement was made with the vendors on 20 July 2000 leading to an interim cash payment of (Pounds)156,000 on 20 July 2000 and a final consideration of (Pounds)584,000 (consisting of (Pounds)450,180 in cash and the issue of 712,959 new Ordinary Shares at a price of (Pounds)0.19 per share) on 17 April 2001. The shares to be issued do not have a dilutive impact at the year end as they were issued at market value on the 17 April 2001. The following table details the movement in shares to be issued in the year ended 31 December 2000:

                                                                   (Pounds)'000
At 1 January 2000                                                           967
Revision to deferred consideration                                         (420)
Issue of shares on 11 May 2000                                             (413)
                                                                   ------------
At 31 December 2000                                                         134
                                                                   ============


25. PROFIT AND LOSS ACCOUNT

                                                                                                                  Restated
                                                                                                    2000              1999
                                                                                            (Pounds)'000      (Pounds)'000
Group
Balance at 1 January                                                                            (261,079)         (249,714)
Loss for the financial year                                                                     (132,002)           (5,874)
Effect of exchange rate movements on net investment in foreign
   subsidiaries net of associated borrowings                                                      (4,008)              894
Write back of goodwill following disposal of ISD                                                 227,854                 -
Effect of exchange rate movements on goodwill written back                                             -            (6,385)
                                                                                             -----------       -----------
Balance at 31 December                                                                          (169,235)         (261,079)
                                                                                             ===========       ===========

Cumulative goodwill written off at 31 December 2000 amounted to balances denominated in Pounds Sterling of (Pounds)5,737,000 (1999: (Pounds)226,267,000, comprising balances denominated in US Dollars of $355,429,000 and balances denominated in Pounds Sterling of (Pounds)5,737,000).

                              Bright Station plc

                                                                                                                  Restated
                                                                                                    2000              1999
                                                                                            (Pounds)'000      (Pounds)'000
Company
Balance at 1 January                                                                           (121,181)          (13,720)
Loss for the financial year                                                                     (35,027)         (103,843)
Effect of exchange rate movements on net debt                                                    (5,353)           (3,618)
                                                                                            -----------       -----------
Balance at 31 December                                                                         (161,561)         (121,181)
                                                                                            ===========       ===========


26. RECONCILIATION OF MOVEMENT IN ORDINARY SHAREHOLDERS' FUNDS

                                                                                                                  Restated
                                                                                                    2000              1999
                                                                                            (Pounds)'000      (Pounds)'000
Group
Loss for the financial year                                                                     (132,002)           (5,874)
Other recognised gains and losses relating to the year (net)                                      (4,008)           (5,491)
New share capital subscribed for cash                                                             29,285               355
New share capital subscribed on acquisition of subsidiaries and
   other fixed asset investments                                                                       -             2,501
Decrease in shares to be issued (see note 24)                                                       (833)                -
Write back of goodwill written back following disposal of ISD                                    227,854                 -
                                                                                             -----------       -----------
Net movement in ordinary shareholders' funds                                                     120,296            (8,509)
Ordinary shareholders' funds at 1 January                                                       (103,614)          (95,105)
                                                                                             -----------       -----------
Ordinary shareholders' funds at 31 December                                                       16,682          (103,614)
                                                                                             ===========       ===========

                                                                                                                  Restated
                                                                                                    2000              1999
                                                                                            (Pounds)'000      (Pounds)'000
Company
Loss for the financial year                                                                      (35,027)         (103,843)
New share capital subscribed for cash                                                             29,285               355
New share capital subscribed on acquisition of subsidiaries and
   other fixed asset investments                                                                       -             2,501
Effect of exchange rate movements on net debt                                                     (5,352)           (3,618)
Shares to be issued                                                                                 (833)                -
                                                                                             -----------       -----------
Net movement in ordinary shareholders' funds                                                     (11,928)         (104,605)
Shareholders' funds at 1 January                                                                  36,284           140,889
                                                                                             -----------       -----------
Shareholders' funds at 31 December                                                                24,356            36,284
                                                                                             ===========       ===========

27. MINORITY EQUITY INTERESTS

                                                                                                    2000              1999
                                                                                            (Pounds)'000      (Pounds)'000
Balance at 1 January                                                                                 543             1,077
Profit attributed to the minorities                                                                   37                50
ISD disposal                                                                                        (580)                -
Exchange adjustments                                                                                   -                26
Arising from acquisitions during the year                                                              -              (610)
                                                                                             -----------       -----------
                                                                                                       -               543
                                                                                             ===========       ===========

                              Bright Station plc

28. COMMITMENTS UNDER OPERATING LEASES AND FINANCE LEASES

As at 31 December 2000, the Group had annual commitments under non-cancellable operating leases as set out below:

                                                                       2000                         1999
                                                                   Land and                     Land and
                                                                  buildings         Other      buildings             Other
                                                               (Pounds)'000  (Pounds)'000   (Pounds)'000      (Pounds)'000
Operating leases which expire:
Within one year                                                           6           186             31                 -
In two to five years                                                    697            57          1,970                40
After five years                                                        332             -          3,700                 -
                                                                -----------   -----------    -----------       -----------
                                                                      1,035           243          5,701                40
                                                                ===========   ===========    ===========       ===========


29. RECONCILIATION OF OPERATING (LOSS)/PROFIT TO NET CASH
   (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES

                                                                                                 Restated
                                                                                   2000              1999
                                                                            (Pounds)'000       (Pounds)'000
Operating (loss)/profit                                                         (18,081)           19,245
Depreciation charges                                                              2,704             7,482
Impairment of tangible fixed assets                                                 953                 -
Amortisation of intangible fixed assets                                           3,623             9,047
Impairment of intangible assets                                                     295                 -
Amortisation of goodwill                                                            617               415
Loss on sale of tangible fixed assets                                               195               631
Decrease in stocks                                                                    1               167
(Increase)/decrease in debtors                                                   (2,298)            5,686
Increase/(decrease) in creditors                                                  1,139            (7,607)
Exchange variances                                                                   95               401
Cash costs of restructuring                                                        (472)           (2,660)
                                                                            -----------       -----------
Net cash (outflow)/inflow from operating activities                             (11,229)           32,807
                                                                            ===========       ===========

The comparative figures for 1999 have been restated to reflect the change in disclosure of amounts written off investments.

                              Bright Station plc

30. ANALYSIS OF CHANGES IN NET (DEBT)/FUNDS

                                                    Cash and       Debt due      Debt due
                                                        bank     within one     after one        Finance
                                                    deposits           year          year          lease             Total
                                                (Pounds)'000   (Pounds)'000  (Pounds)'000   (Pounds)'000      (Pounds)'000
At 1 January 1999                                      4,494        (14,678)     (133,779)          (234)         (144,197)
Reclassification of loan from
   other creditors                                         -           (894)            -              -              (894)
Cash flows                                             6,304          1,404        (6,933)        (2,533)           (1,758)
Exchange movements                                      (277)          (465)       (4,515)            15            (5,242)
Other non-cash changes                                     -              -        (1,274)        (3,614)           (4,888)
Other movements                                            -        (16,942)       16,942              -                 -
                                                 -----------    -----------   -----------    -----------       -----------
At 1 January 2000                                     10,521        (31,575)     (129,559)        (6,366)         (156,979)
Cash flows                                             5,813         32,441       140,118            642           179,014
Exchange movements                                         -           (866)       (4,434)             -            (5,300)
Other non-cash changes                                     -              -        (6,125)         5,687              (438)
                                                 -----------    -----------   -----------    -----------       -----------
At 31 December 2000                                   16,334              -             -            (37)           16,297
                                                 ===========    ===========   ===========    ===========       ===========

31. CAPITAL COMMITMENTS

Capital commitments as at 31 December were as follows:

                                                          2000              1999
                                                  (Pounds)'000      (Pounds)'000
Authorised and contracted for                                -               403
                                                   ===========       ===========

32. POST BALANCE SHEET EVENTS

On 28 February 2001, the Company made its preliminary announcement of its results for the year ended 31 December 2000. The loss before tax for the year reported was (Pounds)128,944,000. Certain adjustments to the figures reported in the preliminary announcement have been made as follows:

                                                                                      (Pounds)'000
Original loss before tax per preliminary announcement                                    (128,944)
Impairment adjustment (see below)                                                          (2,249)
Reclassification of capitalised development costs relating to ISD                            (501)
                                                                                       -----------
Loss before tax                                                                          (131,694)
                                                                                       ===========

On 30 April the Group announced its intention to refocus its activities on the Web Services Division, with the resultant sale and closure of its eCommerce activities, comprising OfficeShopper and Sparza, and curtailment of head office activities.

The decision to refocus the activities of the business, as described above, provided evidence of an impairment in value that had occurred prior to the balance sheet date. An impairment review of the carrying value of the fixed assets held in the balance sheet at 31 December 2000 has been performed and an adjustment to the carrying value was made as follows.

                              Bright Station plc

32. POST BALANCE SHEET EVENTS (continued)

The impairment of fixed assets was calculated as follows:

                                                                              Original 31        Carrying      Revised 31
                                                                                 December           value        December
                                                                                     2000     adjustments            2000
                                                                             (Pounds)'000    (Pounds)'000    (Pounds)'000
Fixed assets
Intangible assets                                                                    295           (295)                -
Goodwill                                                                           2,621           (257)            2,364
Tangible assets                                                                    2,398           (953)            1,445
Investments                                                                        1,344           (744)              600
                                                                             -----------    -----------       -----------
                                                                                   6,658         (2,249)            4,409
                                                                             ===========    ===========       ===========

A change was also made to the exceptional loss on the disposal of ISD as a result of a reclassification of capitalised development costs. The effect of this change has also been detailed above.

The Group is proposing a placing and open offer of 270,000,000 new shares of 1pence each subject to approval by the shareholders at an Extraordinary General Meeting of the Company to be held on 6 July 2001. The estimated proceeds of the placing and open offer of approximately (Pounds)12.0 million net of expenses, are required for the Group to be able to continue in operational existence for the foreseeable future.

On 12 June 2001, the Company negotiated a secured (Pounds)1.5 million bridging facility which is to be repaid from the proceeds of the placing and open offer.

                              Bright Station plc

                          FIVE YEAR FINANCIAL SUMMARY

                                                       Discon-                                 Discon-
                                       Continuing       tinued                 Continuing       tinued
                                       Operations   Operations         Total   Operations   Operations        Total
                                      -------------------------------------------------------------------------------
                                                          2000                                    1999
                                      -------------------------------------------------------------------------------
                                      (Pounds)'000 (Pounds)'000  (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
Turnover                                    8,498       49,144       57,642        9,319      165,133      174,452
Cost of sales                              (2,044)     (22,100)     (24,144)      (1,389)     (66,785)     (68,174)
---------------------------------------------------------------------------------------------------------------------
Gross profit                                6,454       27,044       33,498        7,930       98,348      106,278
Distribution costs                         (2,646)      (7,613)     (10,259)      (1,144)     (20,974)     (22,118)
Administrative expenses
                                      -------------------------------------------------------------------------------
  Recurring                           |   (21,875)     (15,789)  |  (37,664)      (8,290)     (47,483)     (55,773) |
  Exceptional provision for           |                          |                                                  |
    diminution in value of goodwill   |    (4,084)           -   |   (4,084)           -            -            -  |
  Amortisation of                     |                          |                                                  |
    development costs                 |         -       (3,656)  |   (3,656)           -       (9,142)      (9,142) |
                                      -------------------------------------------------------------------------------
Total administrative expenses             (25,959)     (19,445)     (45,404)      (8,290)     (56,625)     (64,915)
---------------------------------------------------------------------------------------------------------------------
Operating (loss)/profit
                                      -------------------------------------------------------------------------------
Before exceptional item               |   (18,067)         (14)  |  (18,081)      (1,504)      20,749       19,245  |
Exceptional item                      |    (4,084)           -   |   (4,084)           -            -            -  |
                                      -------------------------------------------------------------------------------
Operating (loss)/profit                   (22,151)         (14)     (22,165)      (1,504)      20,749       19,245
Loss on disposal of ISD                         -     (101,688)    (101,688)           -            -            -
Loss on termination of subsidiary               -            -            -            -         (911)        (911)
Gain on sale of fixed asset investment          -            -            -            -            -            -
---------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities      (22,151)    (101,702)    (123,853)      (1,504)      19,838       18,334
                                        ---------- -----------                   --------- ----------
Interest receivable                                                     762                                    305
Amounts written off investments                                      (1,944)                                (4,619)
Interest payable and similar charges                                 (6,659)                               (18,366)
---------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities
  before taxation                                                  (131,694)                                (4,346)
Taxation on (loss)/profit on
  Ordinary activities                                                  (271)                                (1,478)
---------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities
  after taxation                                                   (131,965)                                (5,824)
Minority equity interests                                               (37)                                   (50)
---------------------------------------------------------------------------------------------------------------------
Retained (deficit)/profit                                          (132,002)                                (5,874)
---------------------------------------------------------------------------------------------------------------------
(Loss)/Earnings per share (pence)                                     (79.2)                                  (3.9)
---------------------------------------------------------------------------------------------------------------------

                                                       Discon-                                Discon-                   Discon-
                                       Continuing       tinued                Continuing       tinued                    tinued
                                       Operations   Operations        Total   Operations   Operations        Total   Operations
                                      ------------------------------------------------------------------------------------------
                                                          1998                                   1997                      1996
                                      ------------------------------------------------------------------------------------------
                                      (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
Turnover                                   3,331      167,431      170,762          367       45,715       46,082       21,443
Cost of sales                                (82)     (71,536)     (71,618)         (89)     (17,077)     (17,166)      (7,237)
------------------------------------------------------------------------------------------------------------------------------
Gross profit                               3,249       95,895       99,144          278       28,638       28,916       14,206
Distribution costs                             -      (21,560)     (21,560)           -      (17,013)     (17,013)      (9,933)
Administrative expenses
                                      ------------------------------------------------------------------------------------------
  Recurring                           |   (2,821)     (44,354)     (47,175)    |   (297)     (22,365)     (22,662)   |  (9,975) |
  Exceptional provision for           |                                        |                                     |          |
    diminution in value of goodwill   |        -            -            -     |      -            -            -    |       -  |
  Amortisation of                     |                                        |                                     |          |
    development costs                 |        -       (7,670)      (7,670)    |      -      (11,548)     (11,548)   |  (2,170) |
                                      ------------------------------------------------------------------------------------------
Total administrative expenses             (2,821)     (52,024)     (54,845)        (297)     (33,913)     (34,210)     (12,145)
------------------------------------------------------------------------------------------------------------------------------
Operating (loss)/profit
                                      ------------------------------------------------------------------------------------------
Before exceptional item               |      428       22,311       22,739     |    (19)     (22,288)     (22,307)   |  (7,872) |
Exceptional item                      |        -            -            -     |      -            -            -    |       -  |
                                      ------------------------------------------------------------------------------------------
Operating (loss)/profit                      428       22,311       22,739          (19)     (22,288)     (22,307)      (7,872)
Loss on disposal of ISD                        -            -            -            -            -            -            -
Loss on termination of subsidiary              -            -            -            -            -            -            -
Gain on sale of fixed asset investment         -        2,069        2,069            -        4,035        4,035            -
------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities         428       24,380       24,808          (19)     (18,253)     (18,272)      (7,872)
                                          ------     --------                    -------- ----------
Interest receivable                                                    205                                    338        1,027
Amounts written off investments                                     (2,300)                                     -            -
Interest payable and similar charges                               (17,436)                                (2,498)        (189)
------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities
  before taxation                                                    5,277                                (20,432)      (7,034)
Taxation on (loss)/profit on
  Ordinary activities                                                 (769)                                  (323)        (164)
------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities
  after taxation                                                     4,508                                (20,755)      (7,198)
Minority equity interests                                             (356)                                    11          (28)
------------------------------------------------------------------------------------------------------------------------------
Retained (deficit)/profit                                            4,152                                (20,744)      (7,226)
------------------------------------------------------------------------------------------------------------------------------
(Loss)/Earnings per share (pence)                                      2.8                                  (20.5)        (7.8)
------------------------------------------------------------------------------------------------------------------------------

                              Bright Station plc

                              ACCOUNTING GLOSSARY

Terms used in Annual Report                                US equivalent or brief description

Administration expenses                                    General and administration expenses
Allotted                                                   Issued
Called up share capital                                    Ordinary shares, issued and fully paid
Capital allowances                                         Tax term equivalent to US tax depreciation
                                                           allowances
Cash at bank and in hand                                   Cash
Class of business                                          Industry segment
Creditors                                                  Accounts payable
Creditors: Amounts falling due after more                  Long-term liabilities
than one year
Creditors: Amounts falling due within one year             Current liabilities
Debtors                                                    Accounts receivable
(Deficit)/retained profit                                  Net (loss)/income
Distribution costs                                         Selling and marketing expenses
Destination (of revenue)                                   The geographical area to which goods or services
                                                           are supplied
Finance lease                                              Capital lease
Interest payable and other similar charges                 Interest expense
Interest receivable                                        Interest income
Operating (loss)/profit                                    (Loss)/income from operations
Profit                                                     Income
Profit and loss account                                    Income statement
Profit and loss reserve                                    Retained earnings
(under 'capital and reserves')
Share Capital                                              Ordinary shares, capital stock or common stock
                                                           issued and fully paid
Share Premium Account                                      Additional paid-in capital or paid-in surplus (not
                                                           distributable)
Shares in issue                                            Shares outstanding
Source (of revenue)                                        The geographical area from which goods or
                                                           services are supplied to a third party or another
                                                           geographical area
Stocks                                                     Inventories
Tangible fixed assets                                      Property and equipment
Taxation on (loss)/profit on ordinary activities           (Provision)/benefit for income taxes
Turnover                                                   Revenues

                              Bright Station plc


                              BRIGHT STATION plc

Notice is hereby given that the Annual General Meeting of Bright Station plc will be held at the offices of Theodore Goddard, 150 Aldersgate Street, London EC1A 4EJ on 11 September 2001 at 10:00am for the following purposes:


Ordinary Business

1. To receive and adopt the Accounts of the Company for the year ended 31 December 2000 and the Reports of the Directors and Auditors thereon.

2. To re-appoint Auditors and to authorise the Directors to agree their remuneration.


Special Business

To consider and, if thought fit, to pass the following resolutions which will be proposed as Special Resolutions:

3. THAT the Article numbered 72, titled Rotational Retirement at Annual General Meeting in the printed document submitted to the meeting and, for the purpose of identification, signed by the Chairman, be approved and adopted as Article 72 of the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Article 72.

4. THAT the regulations contained in the printed document submitted to the meeting and, for the purpose of identification, signed by the Chairman, such regulations having been adapted from the existing Articles for the purpose of permitting electronic communications between the Company and its members, be approved and adopted in substitution for, and to the exclusion of, the existing Articles.

By order of the Board

JONATHAN BALL
Company Secretary
12 June 2001

Registered Office:
The Communications Building
48 Leicester Square
LONDON WC2H 7DB

Notes

1. Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, the Company hereby specifies that a person must be the registered holder of Ordinary shares of the Company at 10:00am on 9 September 2001 in order to be entitled to attend and vote at the meeting or adjourned meeting in respect of those shares. Changes to entries on the Register of Members after 10:00am on 9 September 2001 will be disregarded in determining the rights of any person to attend or vote at the meeting. The beneficial owners of shares held in nominee accounts may attend the meeting on production of a "S375 letter" from the registered holder, confirming beneficial ownership.

2. A member entitled to attend and vote at the meeting may appoint a proxy or proxies, who need not be members of the Company to attend and, on a poll to vote instead of him or her.

3. If the proxy form accompanying this notice is submitted by a corporation or executed under a Power of Attorney, in order to be valid, the authority under which the proxy form is executed (or a copy of the authority notarially certified) must be lodged together with Computershare Investor Services plc, PO Box 457, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 0XG not later than 48 hours before the time appointed for the meeting. Completion of a form of proxy will not preclude a member from attending and voting in person at the meeting or any adjournment thereof.

4. In accordance with the Companies Act 1985 and with the requirements of the London Stock Exchange, copies of the following documents will be available for inspection at the Company's Registered Office during normal business hours from the date of this notice until the date of the Annual General Meeting and will also be available at the place of the meeting for inspection for at least 15 minutes prior to and during the meeting:

     (i) The Register of Directors' Interests in the share capital and debentures of the Company; and

     (ii) Copies of service agreements under which Directors of the Company are employed and terms of engagement for Non-executive Directors; and

     (iii) Copies of the current Articles of Association and of the proposed new Articles of Association.

                              Bright Station plc



5. Amendment to the Company's Articles with respect to retirement by rotation of Directors at Annual General Meetings (item 3 on the agenda). The Special Resolution at item 3 seeks authority to amend the Articles in line with the Combined Code recommendations on the frequency with which Directors should offer themselves for re-election. Although the Company complies with the Combined Code in practice, the Articles would currently permit a Director to remain in office for more than three years without seeking re-election, dependent on the size of the Board.

6. Amendments to the Company's Articles permitting electronic communications (item 4 on the agenda). The Special Resolution at item 4 seeks authority to make several amendments to the Articles in order to permit electronic communications between the Company and its members. These amendments have been drafted in line with the ICSA recommendations. The Company has also taken the opportunity to make some minor "housekeeping" updates to the Articles. The sections of the Articles requiring significant alteration are "Definitions" (clause 1) "Proxies" (clauses 60 to 61), "Notice of Board Meetings" (clause 99), "Accounts" (clause 133) and "Notices" (clauses 134 to 139).

                              Bright Station plc




                             SHAREHOLDER CONTACTS

Directors and Advisors    Allen Thomas                      Non-executive Chairman
                          Dan Wagner                        Chief Executive
                          David Mattey                      Chief Financial Officer
                          Ian Barton                        Non-executive
                          Robert Lomnitz                    Director
                          Patrick Sommers                   Non-executive

Company Secretary and     Jonathan Ball
Registered Office         The Communications Building
                          48 Leicester Square
                          London WC2H 7DB

Registered Number         1890236

Auditors                  PricewaterhouseCoopers
                          1 Embankment Place
                          London WC2N 6RH

Principal Bankers         The Royal Bank of Scotland plc
                          London Belgravia Branch
                          24 Grosvenor Place
                          London SW1X 7HP

Stockbroker               Hoare Govett Ltd
                          250 Bishopsgate
                          London EC2M 4AA

Legal Advisors (UK)       Theodore Goddard
                          150 Aldersgate Street
                          London EC1A 4EJ

                          Mishcon De Reya
                          21 Southampton Row
                          London WC1B 5HS

Legal Advisors (US)       Shearman & Sterling
                          599 Lexington Avenue
                          New York
                          NY 10022 USA

                          Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan LLP
                          2500 First Union Capitol Center
                          PO Box 2611
                          Raleigh
                          North Carolina
                          NC 27602 USA

                              Bright Station plc



Investor Relations                         Campbell Macpherson
                                           Bright Station plc
                                           The Communications Building
                                           48 Leicester Square
                                           London WC2H 7DB
                                           Tel: +44 (0) 20 7930 6900
                                           Fax: +44 (0) 20 7925 7700
                                           campbellmacpherson@brightstation.com

                                           John Olsen
                                           Hogarth Partnership Ltd
                                           The Butlers Wharf Building
                                           36 Shad Thames
                                           London SE1 2YE
                                           Tel: +44 (0) 20 7357 9477
                                           Fax: +44 (0) 20 7357 8533
                                           jolsen@hogarthpr.co.uk

                                           David Collins/Robert Rinderman
                                           Jaffoni & Collins Inc
                                           14th Floor
                                           104 Fifth Avenue
                                           New York
                                           NY 10011 USA
                                           Tel: +1 212 835 8500
                                           Fax: +1 212 835 8525
                                           BSTN@jcir.com

Home pages                                 www.brightstation.com
                                           ---------------------
                                           www.smartlogik.com
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                                           www.tradeuk.com
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                                           www.webtop.com
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Registrars (Ordinary shares)               Computershare Investor Services plc
                                           PO Box 435
                                           Owen House
                                           8 Bankhead Crossway North
                                           Edinburgh EH11 4BR
                                           Tel: +44 (0) 870 702 0010
                                           Fax: +44 (0) 131 442 4924

Depositary (ADSs)                          The Bank of New York
                                           Investor Relations Department
                                           PO Box 11258
                                           Church Street Station
                                           New York
                                           NY 10286-1258 USA
                                           Tel: +1 402 963 9394
                                           Fax: +1 212 815 4023
                                           Toll free for US residents only:
                                           Tel: 1-888-BNY-ADRS
                                           (1-888-269-2377)

                              Bright Station plc



                           INFORMATION FOR INVESTORS


Securities and Exchange Commission filings

The Company from time to time files reports with the United States Securities and Exchange Commission. A copy of each report filed within the preceding 12 months can be inspected by any shareholder or ADR holder during normal business hours at the offices of Bright Station plc at The Communications Building, 48 Leicester Square, London WC2H 7DB.


Low-cost dealing service

Hoare Govett Ltd has established a low-cost dealing service which enables investors to buy or sell holdings of the Company's Ordinary shares in a simple economic manner. Basic commission is 1% with a minimum charge of (Pounds)10. Transactions are executed and settled by Pershing Securities Ltd. Forms can be obtained from Hoare Govett Ltd, 250 Bishopsgate, London EC2M 4AA. Tel: +44 (0) 20 7678 8000


Share price information

The Company's share price is available from the Investor Relations section of www.brightstation.com
---------------------

Reuters RIC Code - BSN.L


London Stock Exchange Listing

Ordinary Shares
Symbol: BSN


NASDAQ Listing

American Depositary Shares
Symbol: BSTN


Shareholding information on the Internet

Holders of Ordinary shares in Bright Station plc can access details of their shareholding at our Registrar's website, www.computershare.com (subject to
                                         ---------------------
Computershare identity checks) and download documents such as Stock Transfer Forms and change of address forms. This site also includes information on recent trends in the Company's share price and a facility for calculating the value of shares.

Financial Diary for 2001

28 February          Results for the year ended 31 December 2000 announced
31 May               First quarter trading statement issued
13 June              Annual Report posted to shareholders
6 July               Extraordinary General Meeting
August               Results for the six months to 30 June 2001 announced
11 September         Annual General Meeting
November             Third quarter trading statement issued
www.brightstation.com





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